QuickLinks -- Click here to rapidly navigate through this document

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

DOCUMENTS INDEX

Documents	Description
1.	Notice of Special Meeting of Shareholders and Management Information Circular dated November 14, 2006
2.	Form of Proxy

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 15, 2006

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

and

MANAGEMENT INFORMATION CIRCULAR

November 14, 2006

TABLE OF CONTENTS

SUMMARY	i
GLOSSARY	iv
MANAGEMENT INFORMATION CIRCULAR	1
Introduction	1
Currency and Exchange Rates	1
Documents Incorporated by Reference	1
Forward-Looking Statements	2
Information for U.S. Shareholders	2
INFORMATION CONCERNING VOTING AT THE MEETING	4
Your Vote is Important	4
Voting	4
How to Vote — Registered Shareholders	4
How to Vote — Non-Registered Shareholders	5
Completing the Form of Proxy	6
Changing your Vote	6
Voting Requirements	6
Voting Shares and Quorum	7
Principal Shareholders	7
THE SPECIAL DISTRIBUTION	7
Background and Rationale Underlying the Special Distribution	7
Recommendation of the Board and Management	8
Æterna Zentaris Following the Special Distribution	8
Details of the Special Distribution	9
Effects of the Reduction in Capital on the Stock Option Plan	10
Canadian Securities Regulatory Matters	10
U.S. Securities Regulatory Matters	10
ABOUT ATRIUM BIOTECHNOLOGIES INC.	11
Corporate Structure	11
Overview of Atrium's Business	11
Selected Consolidated Financial Information	12
Description of Atrium's Share Capital	13
RISK FACTORS	14
Risks Relating to Atrium's Business	14
Risks Relating to the Atrium Subordinate Voting Shares and the Special Distribution	17
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	18
Residents of Canada	18
Non-Residents of Canada	19
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	20
U.S. Internal Revenue Service Circular 230 Notice	21
Tax Consequences of the Special Distribution from Æterna Zentaris	21
Passive Foreign Investment Company Status of Æterna Zentaris	22
Information Reporting and Backup Withholding with respect to the Special Distribution	23
Tax Consequences of Owning and Disposing of Atrium Subordinate Voting Shares	23
OTHER IMPORTANT INFORMATION	24
Interest of Informed Persons in Material Transactions	24
Auditors	25
Additional Information	25
Mail Service Interruption	26
Approval of this Circular	26
AUDITORS' CONSENT	27
SCHEDULE A — SPECIAL RESOLUTION REGARDING THE REDUCTION OF STATED CAPITAL	A-1
SCHEDULE B — UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF ÆTERNA ZENTARIS INC.	B-1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Æterna Zentaris Inc. ("Æterna Zentaris") will be held at the Hotel Le Château Bonne Entente, 3400 chemin Sainte-Foy, Quebec City, Quebec G1X 1S6 on Friday, December 15, 2006, at 10:30 a.m. (Eastern standard time) for the following purposes:

1.
to consider and, if deemed advisable, to adopt and approve, with or without variation, a special resolution in the form contained in Schedule A to the management information circular accompanying this notice approving a reduction in the stated capital of the common shares of Æterna Zentaris (the "Common Shares") in an amount equal to the fair market value of all 11,052,996 subordinate voting shares of Atrium Biotechnologies Inc. ("Atrium") held by Æterna Zentaris up to an aggregate of $228 million, for the purpose of effecting a special distribution in kind of all 11,052,996 subordinate voting shares of Atrium held by Æterna Zentaris; and

2.
to transact such other business as may properly come before the meeting.

        The record date for the determination of shareholders of Æterna Zentaris entitled to receive notice of and to vote at the meeting is November 14, 2006.

        As shareholders of Æterna Zentaris, it is very important that you read this material carefully and vote your shares, either by proxy or in person at the meeting.

        The following pages tell you more about how to exercise your right to vote your shares and provide additional information relating to the matters to be dealt with at the meeting.

By order of the Board of Directors,

Mario Paradis, CA
Corporate Secretary
Quebec City, Quebec, November 14, 2006

Æterna Zentaris Inc., 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5

SUMMARY

        The following is a summary of certain information contained elsewhere in this Circular and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Circular. Terms with initial capital letters used in this summary are defined in the section titled "Glossary" included at the front of this Circular.

  The Meeting

        The Meeting will be held at the Hotel Le Château Bonne Entente, 3400 chemin Sainte-Foy, Quebec City, Quebec G1X 1S6, on December 15, 2006, at 10:30 a.m. (Eastern standard time). The purpose of the Meeting is for shareholders of the Corporation to consider and, if deemed advisable, to adopt and approve the Reduction in Capital Resolution granting authority to the Board to proceed with the Special Distribution of all 11,052,996 Atrium Subordinate Voting Shares held by Æterna Zentaris in consideration and exchange for a reduction of the stated capital of the Common Shares of the Corporation in an amount equal to the fair market value of all 11,052,996 Atrium Subordinate Voting Shares held by Æterna Zentaris up to an aggregate of $228 million. See the section titled "THE SPECIAL DISTRIBUTION".

  The Special Distribution

        The Board has determined to proceed with the Special Distribution of all 11,052,996 of the Atrium Subordinate Voting Shares held by Æterna Zentaris to the holders of its Common Shares. The Atrium Subordinate Voting Shares to be distributed pursuant to the Special Distribution will represent the entirety of the Corporation's remaining ownership interest in Atrium following the closing of the Secondary Offering. Based on the Corporation's 53,160,970 common shares that are currently issued and outstanding, the Corporation's shareholders would receive approximately 0.2079 of an Atrium Subordinate Voting Share for each one of their Common Shares. No fractional Atrium Subordinate Voting Shares will be distributed to registered holders of Æterna Zentaris' Common Shares upon payment of the Special Distribution, and any such fractional shares will be rounded down to the nearest whole number. Æterna Zentaris will confirm further details with respect to the Special Distribution, if approved by the Corporation's shareholders, including the Distribution Record Date and the Distribution Date, by press release at least seven business days prior to the Distribution Record Date. This Special Distribution will be made by way of reduction of the stated capital of the Common Shares in an amount equal to the fair market value of all 11,052,996 Atrium Subordinate Voting Shares held by Æterna Zentaris up to an aggregate of $228 million. See the section titled "THE SPECIAL DISTRIBUTION".

  Reasons for the Special Distribution

        During the months preceding the date of this Circular, Æterna Zentaris' management and Board undertook a lengthy and detailed review process, in which they examined a number of strategic alternatives for how best to pursue and implement the Corporation's business plan of becoming a "pure play" biopharmaceutical company. Among the alternatives considered was the divestiture of Æterna Zentaris' investment in Atrium and the focus on advancing its development pipeline.

        On September 19, 2006, Æterna Zentaris announced that, as a culmination of the Corporation's strategic review process, it had entered into a bought deal agreement with RBC Dominion Securities Inc. with respect to the Secondary Offering by Æterna Zentaris of 3,485,000 Atrium Subordinate Voting Shares and that it would, subject to receiving regulatory approvals, distribute its remaining 11,052,996 Atrium Subordinate Voting Shares to its shareholders prior to the end of 2006. On October 18, 2006, Æterna Zentaris announced the closing of the Secondary Offering, and on October 25, 2006, Æterna Zentaris announced that its Board had approved, among other matters, the convening of a special meeting of shareholders on December 15, 2006 for the purpose of submitting to shareholders for their approval the Reduction in Capital Resolution.

        Consequently, the Special Distribution represents a significant step forward in the implementation of Æterna Zentaris' plan to become a "pure play" biopharmaceutical company. Æterna Zentaris remains committed to further invest in R&D and to advance its lead product candidates, namely cetrorelix in BPH (benign prostate hyperplasia), while also advancing specific targeted, earlier-stage compounds with high potential through the pipeline. Æterna Zentaris believes that the closing of the Secondary Offering and the payment of the Special Distribution are integral to the evolution of the Corporation as it continues to build a solid foundation to emerge as a specialty pharmaceutical company with a focus on endocrine therapy and oncology. See also the section titled "THE SPECIAL DISTRIBUTION — Background and Rationale Underlying the Special Distribution".

i

  Recommendation of the Board and Management

        The Board and Æterna Zentaris' management unanimously recommend that shareholders vote in favour of the Reduction in Capital Resolution.

  Required Approvals

        Completion of the Special Distribution and the corresponding Reduction in Capital is subject to receipt of certain regulatory and other approvals, including approval by at least two-thirds (2/3) of the votes cast at the Meeting by Æterna Zentaris' shareholders. No further approval from the shareholders of the Corporation will be obtained with respect to the Special Distribution.

  Atrium Biotechnologies Inc.

        Atrium is a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries. Its head office is located in Quebec City, Quebec. It also has offices, facilities and warehouses strategically located in Canada, the United States, the Netherlands and France.

        Atrium is organized into two business divisions: (i) the Active Ingredients & Specialty Chemicals Division; and (ii) the Health & Nutrition Division.

        As of October 30, 2006, Atrium had approximately 516 employees, including 26 involved in business and product development, 277 in production and logistics, and 145 in sales and marketing. Many of Atrium's sales and marketing employees have scientific backgrounds in order to support its sophisticated customers.

        Further information with respect to Atrium, Atrium's business and the Atrium Subordinate Voting Shares is provided in the documents filed by Atrium with the securities regulatory authorities in each of the provinces of Canada as well as the Yukon Territory. Such documents are incorporated by reference in this Circular and are available on Atrium's website at www.atrium-bio.ca or on the SEDAR website at www.sedar.com. See the sections titled "Documents Incorporated by Reference" and "ABOUT ATRIUM BIOTECHNOLOGIES INC."

  Certain Canadian Federal Income Tax Considerations

        The Corporation has applied for and received an advance income tax ruling from the Canada Revenue Agency confirming that the Special Distribution will be treated as a tax-free return of paid-up (or stated) capital and not as a deemed dividend. The Corporation has also applied for an advance tax ruling from the Ministère du Revenu du Québec seeking confirmation of the same tax treatment under the income tax laws of the Province of Québec and it currently has no reason to believe that such advance tax ruling will not be obtained prior to the Distribution Date.

        A shareholder may realize a capital gain on the Special Distribution to the extent the amount per Common Share of the Special Distribution exceeds the adjusted cost base to such shareholder of its Common Shares. A shareholder will be required to include in computing its income for purposes of the Tax Act dividends received or deemed to be received on an Atrium Subordinate Voting Share in the year. See the section titled "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

  Certain United States Federal Income Tax Considerations

        For holders of Æterna Zentaris Common Shares who are U.S. persons (as defined for U.S. federal income tax purposes) and hold their shares as capital assets, the gross amount of the Special Distribution will generally be included as a dividend in the gross income of such U.S. shareholders to the extent such distribution is paid from Æterna Zentaris' current and/or accumulated earnings and profits for the taxable year of the Special Distribution (as determined under U.S. federal income tax rules). The amount by which the Special Distribution exceeds Æterna Zentaris' current and/or accumulated earnings and profits for the taxable year of the Special Distribution, as determined under U.S. federal income tax rules, will be treated first as a return of capital to the extent of each U.S. shareholder's adjusted tax basis in the Æterna Zentaris Common Shares with regard to which the Special Distribution is made and any remaining excess amount will be treated as capital gain. See the section titled "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS". U.S. Holders are advised to consult their tax advisors to determine the particular tax consequences to them of the Special Distribution.

  Information for U.S. Shareholders

        The Atrium Subordinate Voting Shares to be distributed under the Special Distribution have not been and will not be registered under the 1933 Act. Such shares will not be listed for trading on any United States stock exchange and persons who may be deemed to be "affiliates" of Atrium may be subject to resale restrictions under the 1933 Act. Æterna Zentaris is a Canadian corporation and the solicitation of proxies for the Meeting is made in accordance with Canadian corporate and securities laws, although the information provided in and together with this Circular is substantially similar to what would be required in a proxy or information statement subject to SEC regulations. See the sections titled "THE SPECIAL DISTRIBUTION — U.S. Securities Regulatory Matters" and "RISK FACTORS — Risks Relating to the Atrium Subordinate Voting Shares and the Special Distribution — Restrictions on Transfer in the United States" for additional information.

GLOSSARY

        In this management information circular, the following terms shall have the meanings set forth below, unless otherwise indicated:

"1933 Act" means the United States Securities Act of 1933, as amended;

"1934 Act" means the United States Securities Exchange Act of 1934, as amended;

"Æterna Zentaris" and "Corporation" means Æterna Zentaris Inc., a corporation governed by the CBCA;

"Atrium" means Atrium Biotechnologies Inc., a corporation governed by the CBCA;

"Atrium Multiple Voting Shares" means the multiple voting shares of the capital of Atrium;

"Atrium Subordinate Voting Shares" means the subordinate voting shares of the capital of Atrium;

"Board" means the board of directors of Æterna Zentaris;

"CBCA" means the Canada Business Corporations Act, as amended, and the regulations thereunder;

"CFC" has the meaning ascribed thereto under the section titled "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS";

"Circular" means, collectively, the notice of meeting and the management information circular of the Corporation each dated November 14, 2006, including all appendices and schedules thereto, sent to shareholders of Æterna Zentaris in connection with the Meeting;

"Code" has the meaning ascribed thereto under the section titled "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS";

"Common Shares" means the common shares of the capital of Æterna Zentaris;

"Computershare" means Computershare Trust Company of Canada;

"CRA" means the Canada Revenue Agency;

"Distributed Shares" means the Atrium Subordinate Voting Shares held by Æterna Zentaris that are being proposed to be distributed to the shareholders of Æterna Zentaris pursuant to the Special Distribution;

"Distribution Date" means the date, to be determined by the Board, on which the Distributed Shares will be distributed to registered holders of the Common Shares, if the holders of the Common Shares adopt and approve the Reduction in Capital Resolution at the Meeting. It is currently anticipated that the Distribution Date will be January 2, 2007;

"Distribution Record Date" means the date, to be determined by the Board, to determine which registered shareholders of Æterna Zentaris are eligible to participate in and receive the Special Distribution. It is currently anticipated that the Distribution Record Date will be December 29, 2006;

"Meeting" means the special meeting of Æterna Zentaris' shareholders to be held on December 15, 2006 in respect of which the Circular has been prepared and mailed to Æterna Zentaris' shareholders;

"person" means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust, foundation or other organization, whether or not a legal entity, and any government agency and political subdivision thereof;

"PFIC" has the meaning ascribed thereto under the section titled "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS";

"Proposed Amendments" means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the Circular;

"proxyholder" means the person named on the form of proxy of a shareholder of the Corporation;

"Reduction in Capital" means the reduction in the stated capital maintained by Æterna Zentaris in respect of the Common Shares in the context of the Special Distribution in an amount equal to the Reduction in Capital Amount;

"Reduction in Capital Amount" means the aggregate amount of the Reduction in Capital authorized by the Reduction in Capital Resolution, being an aggregate amount equal to the fair market value of the 11,052,996 Atrium Subordinate Voting

Shares on the Distribution Date, the fair market value being equal to the weighted average trading price of the Atrium Subordinate Voting Shares on the TSX during the period of ten trading days preceding the Distribution Date (or such other determination of the fair market value of the Atrium Shares as determined on a reasonable basis by the directors of the Corporation), up to an aggregate of $228 million;

"Reduction in Capital Resolution" means the special resolution being submitted to the shareholders of Æterna Zentaris, the form of which is reproduced at Schedule A to the Circular;

"SEC" means the United States Securities and Exchange Commission;

"Secondary Offering" means the secondary offering by Æterna Zentaris completed on October 18, 2006 of 3,485,000 Atrium Subordinate Voting Shares held by the Corporation at a price of $15.80 per share to the public pursuant to a short form prospectus dated September 28, 2006;

"Special Distribution" means the special distribution of Atrium Subordinate Voting Shares proposed by Æterna Zentaris as described under the section titled "THE SPECIAL DISTRIBUTION";

"Stock Option Plan" means Æterna Zentaris' stock option plan;

"Tax Act" means the Income Tax Act (Canada), as amended, and the regulations thereunder;

"TSX" means the Toronto Stock Exchange;

"United States" or "U.S." means the United States of America and any territory or possession thereof; and

"U.S. Holder" has the meaning ascribed thereto under the section titled "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS".

v

MANAGEMENT INFORMATION CIRCULAR

Introduction

        This Circular is being furnished in connection with the solicitation of proxies by and on behalf of the management of the Corporation for use at the Meeting and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Reduction in Capital Resolution or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

        In addition to solicitation by mail, employees or agents of the Corporation may solicit proxies by telephone or by other means. The cost of any such solicitation will be borne entirely by the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy materials to beneficial or non-registered owners and obtaining their proxies or voting instructions.

        All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth in the section titled "Glossary" included at the front of this Circular.

        Information contained in this Circular is given as of November 10, 2006 unless otherwise specifically stated.

Currency and Exchange Rates

        Unless otherwise indicated, all dollar amounts in this Circular are expressed in Canadian dollars. On November 10, 2006, the exchange rate for one Canadian dollar expressed in United States dollars based on the noon spot rate of the Bank of Canada was US$0.8844. The financial statements of Æterna Zentaris, including the unaudited pro forma consolidated financial statements of Æterna Zentaris reproduced at Schedule B to this Circular, as well as the financial statements of Atrium incorporated by reference in this Circular, are reported in United States dollars.

Documents Incorporated by Reference

        Information has been incorporated by reference in this Circular from documents filed by Atrium with the securities commissions or similar securities regulatory authorities in Canada. Copies of the documents incorporated by reference in this Circular may be obtained on Atrium's website at www.atrium-bio.ca or on the System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators at www.sedar.com.

        The following documents of Atrium, filed by Atrium with the various Canadian securities regulatory authorities in each of the provinces of Canada as well as in the Yukon Territory are specifically incorporated by reference into, and form an integral part of, this Circular:

  •
  audited comparative consolidated financial statements, the notes thereto and the auditors' report thereon for the financial year ended December 31, 2005;

  •
  Management's Discussion and Analysis for the financial year ended December 31, 2005;

  •
  Annual Information Form dated March 30, 2006 for the financial year ended December 31, 2005;

  •
  Management Proxy Circular dated March 10, 2006 prepared in connection with Atrium's annual meeting of shareholders held on May 2, 2006;

  •
  unaudited interim consolidated financial statements for the nine months ended September 30, 2006 and the notes thereto;

  •
  Management's Discussion and Analysis of Financial Condition and Results of Operations for the nine months ended September 30, 2006;

  •
  Material Change Report dated December 16, 2005 with respect to Atrium's acquisition of HVL Parent Incorporated; and

  •
  Material Change Report dated October 18, 2006 with respect to the closing of the Secondary Offering.

        Any statement contained in this Circular or in a document incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Circular, to the extent that a statement contained herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Circular.

Forward-Looking Statements

  Special Distribution and Reduction in Capital

        The Special Distribution is a proposed transaction. Throughout this Circular, descriptions of the Special Distribution and the corresponding Reduction in Capital are made on a prospective basis assuming the Special Distribution will be completed. The completion of the Special Distribution is subject to a number of conditions which are described in this Circular and there is no assurance that such conditions will be fulfilled.

  Other Statements

        Except for certain historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words "believes"; "anticipates"; "intends"; "plans"; "expects"; "estimates"; or similar statements are forward-looking statements. Shareholders are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in the Corporation's and Atrium's filings with the Canadian securities regulatory authorities, the approval of the Special Distribution and the corresponding Reduction in Capital by the Corporation's shareholders described herein and the satisfaction of all conditions relating thereto. Although the Corporation believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. While the Corporation anticipates that subsequent events and developments may cause the Corporation's views to change, the Corporation specifically disclaims any obligation to update these forward-looking statements.

        The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Circular are made as of the date of this Circular and the Corporation undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Information for U.S. Shareholders

        The financial statements of Atrium incorporated by reference in this Circular and the unaudited pro forma consolidated financial statements of Æterna Zentaris reproduced at Schedule B to this Circular have been prepared in accordance with accounting principles generally accepted in Canada and are subject to Canadian auditing and auditor independence standards which differ in certain material respects from U.S. generally accepted accounting principles, and thus may not be comparable in all respects to financial statements prepared in accordance with U.S. generally accepted accounting principles. Likewise, information concerning the Corporation and Atrium contained herein or incorporated herein by reference has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

        Copies of certain of the documents incorporated by reference in this Circular are being delivered together with this Circular to Æterna Zentaris' shareholders who reside in the United States, namely Atrium's audited comparative consolidated financial statements, the notes thereto and the auditors' report thereon for the financial year ended December 31, 2005 and the corresponding Management's Discussion and Analysis, Atrium's Annual Information Form dated March 30, 2006 for the financial year ended December 31, 2005 and Atrium's unaudited interim consolidated financial statements for the nine months ended September 30, 2006, the notes thereto and the corresponding Management's Discussion and Analysis. These documents are being mailed to U.S. resident shareholders for convenience purposes, and Canadian resident shareholders may obtain copies of such documents from Atrium's website at www.atrium-bio.ca or from the System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators at www.sedar.com. See "Documents Incorporated by Reference".

        Certain U.S. federal income tax considerations generally applicable to U.S. Holders have been included in this Circular under the section titled "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS". U.S. Holders are advised to consult their tax advisors to determine the particular tax consequences to them of the Special Distribution.

        The enforcement by investors of civil liabilities under United States securities laws may be affected adversely by the fact that each of the Corporation and Atrium is organized under the laws of Canada, that the majority of the officers and the directors of each of the Corporation and Atrium are residents of countries other than the United States, that certain experts named in this Circular are residents of countries other than the United States, and that a substantial portion of the assets of each of the Corporation and Atrium and such persons are located outside the United States.

        The Atrium Subordinate Voting Shares to be distributed under the Special Distribution have not been and will not be registered under the 1933 Act. Such shares will not be listed for trading on any United States stock exchange and persons who may be deemed to be "affiliates" of Atrium may be subject to resale restrictions under the 1933 Act. Æterna Zentaris is a Canadian corporation and the solicitation of proxies for the Meeting is made in accordance with Canadian corporate and securities laws, although the information provided in and together with this Circular is substantially similar to what would be required in a proxy or information statement subject to SEC regulations. See the sections titled "THE SPECIAL DISTRIBUTION — U.S. Securities Regulatory Matters" and "RISK FACTORS — Risks Relating to the Atrium Subordinate Voting Shares and the Special Distribution — Restrictions on Transfer in the United States" for additional information.

        THE DISTRIBUTED SHARES THAT MAY BE DISTRIBUTED UNDER THE SPECIAL DISTRIBUTION HAVE NEITHER BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

INFORMATION CONCERNING VOTING AT THE MEETING

Your Vote is Important

        As a shareholder of the Corporation, it is very important that you read the following information on how to vote your Common Shares, either by proxy or in person at the Meeting. These securityholder materials are being sent to both registered and non-registered shareholders of the Corporation. If you are a non-registered shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf. By choosing to send these materials directly to registered shareholders and certain non-registered shareholders, the Corporation or its agent (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your proxy as specified in this Circular and in the form of proxy.

Voting

        You can attend the Meeting or you can appoint someone else to vote for you as your proxyholder. A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Voting by proxy means that you are giving the person named on your form of proxy the authority to vote your Common Shares for you at the Meeting or any adjournment thereof.

        You can choose from among three different ways to vote your Common Shares by proxy:

1.
by telephone;

2.
on the Internet; or

3.
by mail.

        The persons who are named on the form of proxy are directors or officers of the Corporation and will vote your shares for you. You have the right to appoint someone else to be your proxyholder. If you appoint someone else, he or she must attend the Meeting to vote your Common Shares.

How to Vote — Registered Shareholders

        You are a registered shareholder if your name appears on your share certificate. If you are not sure whether you are a registered shareholder, please contact Computershare Trust Company of Canada ("Computershare") by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

  By Proxy

  By Telephone

        To vote by proxy using the telephone, shareholders should call (312) 588-4290 (or, toll-free in Canada and the United States, 1 (866) 732-8683) from a touchtone telephone and follow the instructions provided. Your voting instructions are then conveyed by using touchtone selections over the telephone.

        You will need your 6-digit Control Number. You will find this number on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

        If you choose the telephone, you cannot appoint any person other than the directors or officers named on your form of proxy as your proxyholder.

        The cut-off time for voting by telephone is 5:00 p.m. (Eastern standard time) on December 13, 2006.

  On the Internet

        Go to the website www.computershare.com/proxy and follow the instructions on the screen. Your voting instructions are then conveyed electronically over the Internet.

        You will need your 6-digit Control Number. You will find this number on your form of proxy or in the e-mail addressed to you if you have chosen to receive this Circular electronically.

        If you return your proxy via the Internet, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Indicate the name of the person you are appointing in the space provided on the form of proxy. Complete your voting instructions, and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the meeting.

        The cut-off time for voting over the Internet is 5:00 p.m. (Eastern standard time) on December 13, 2006.

  By Mail

        Complete your form of proxy and return it in the envelope provided to you or by delivery to one of Computershare's principal offices in Calgary, Halifax, Montréal, Toronto, Vancouver or Winnipeg for receipt before 5:00 p.m. (Eastern standard time) on December 13, 2006 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment thereof. A list of addresses for the principal offices of Computershare is set forth on page 26 of this Circular.

        If you return your proxy by mail, you can appoint a person other than the directors or officers named in the form of proxy as your proxyholder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the form of proxy. Complete your voting instruction on the form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

        Please see the section titled "Completing the Form of Proxy" for more information.

  In Person at the Meeting

        You do not need to complete or return your form of proxy.

        You will receive an admission ticket at the Meeting upon registration at the registration desk.

How to Vote — Non-Registered Shareholders

        The information set forth in this section should be reviewed carefully by the non-registered shareholders of the Corporation. Shareholders who do not hold their shares in their own name should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation's registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting.

        Non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

        Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

        Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

        All references to "shareholders" in this Circular are to registered shareholders unless specifically stated otherwise.

        You are a non-registered shareholder if your bank, trust company, securities broker or dealer or other financial institution or intermediary ("your nominee") holds your Common Shares for you. If you are not sure whether you are a non-registered shareholder, please contact Computershare by telephone toll-free at 1-800-564-6253 or by e-mail at service@computershare.com.

  By Proxy

        Your nominee is required to ask for your voting instructions before the Meeting. Please contact your nominee if you did not receive a request for voting instructions in this package.

        In most cases, non-registered shareholders will receive a voting instruction form which allows you to provide your voting instructions on the Internet, by telephone or by mail. You will need your Control Number found on your voting instruction form, if you choose to vote on the Internet or by telephone. Alternatively, non-registered shareholders may complete the voting instruction form and return it by mail, as directed in the voting instruction form.

  In Person at the Meeting

        You can vote your shares in person at the meeting if you have instructed your nominee to appoint you as proxyholder.

        To do this, write your name in the space provided on the voting instruction form and otherwise follow the instructions of your nominee.

Completing the Form of Proxy

        You can choose to vote "FOR" or "AGAINST" the Reduction in Capital Resolution. If you are a non-registered shareholder voting your Common Shares, please follow the instructions provided in the voting instruction form that you should have received together with this Circular.

        When you sign the form of proxy without appointing an alternate proxyholder, you authorize Éric Dupont and Gilles Gagnon, respectively the Executive Chairman and President and Chief Executive Officer of the Corporation, to vote your Common Shares for you at the Meeting in accordance with your instructions. If you return your proxy without specifying how you want to vote your Common Shares, your vote will be counted FOR the Reduction in Capital Resolution under section 38 of the Canada Business Corporations Act (the "CBCA").

        Management is not aware of any other matters that will be presented for action at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the enclosed form of proxy will vote in accordance with their judgment, pursuant to the discretionary authority conferred by the proxy with respect to such matters.

        You have the right to appoint someone other than the management proxy nominees to be your proxyholder. If you are appointing someone else to vote your Common Shares for you at the Meeting, fill in the name of the person voting for you in the blank space provided on the form of proxy.

        If you do not specify how you want your Common Shares voted, your proxyholder will vote your shares in favour of each item scheduled to come before the Meeting and as he or she sees fit on any other matter that may properly come before the Meeting.

        A proxyholder has the same rights as the shareholder by whom it was appointed to speak at the Meeting in respect of any matter, to vote by way of ballot at the Meeting and, except where a proxyholder has conflicting instructions from more than one shareholder, to vote at the Meeting in respect of any matter by way of any show of hands.

        If you are an individual shareholder, you or your authorized attorney must sign the form of proxy. If you are a corporation, partnership, trust or other legal entity, an authorized officer or attorney must sign the form of proxy.

Changing your Vote

        In addition to revocation in any other manner permitted by law, a shareholder giving a proxy and submitting it by mail may revoke it by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing and deposited either at the Montréal office of the Corporation's transfer agent, Computershare, located at 7th Floor, 1500 University Street, Montréal, Quebec, H3A 3S8 or at the Corporation's registered office, 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof. If the voting instructions were conveyed by telephone or over the Internet, conveying new voting instructions by any of these two means or by mail within the applicable cut-off times will revoke the prior instructions.

Voting Requirements

        The Reduction in Capital Resolution approving the Special Distribution and the corresponding Reduction in Capital must be approved by at least two-thirds (2/3) of votes cast at the Meeting by proxy or in person. Computershare will act as scrutineer at the Meeting and will count and tabulate the votes.

Voting Shares and Quorum

        As of November 10, 2006, there were 53,160,970 Common Shares outstanding. Shareholders of record on November 14, 2006 are entitled to receive notice of and vote at the Meeting. The list of shareholders entitled to vote at the Meeting will be available for inspection on and after November 24, 2006 during usual business hours at the Montréal office of the Corporation's transfer agent, Computershare, located at 7th Floor, 1500 University Street, Montréal, Quebec, H3A 3S8, as well as at the Meeting.

        A quorum is present at the Meeting if the holders of not less than 20% of the shares entitled to vote at the Meeting are present in person or represented by proxy, irrespective of the number of shareholders actually in attendance at the Meeting. If a quorum is present at the opening of the Meeting, the shareholders present or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present within thirty (30) minutes of the opening of the Meeting, the shareholders present or represented by proxy may adjourn the Meeting to a fixed time and place but may not transact any other business.

Principal Shareholders

        As of November 10, 2006, to the knowledge of the officers and directors of the Corporation, the only entities that beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to the Common Shares are indicated in the table below:

Name of Shareholder	Common Shares (#)	Total Percentage of Voting Rights (%)
Fonds de solidarité des travailleurs du Québec (F.T.Q.)	9,752,069	18.3
SGF Santé Inc.	8,810,878	16.5

        Based on public filings with the Canadian securities regulatory authorities, the Corporation believes that Fonds de solidarité des travailleurs du Québec (F.T.Q.) also holds 2,600,000 Atrium Subordinate Voting Shares and that SGF Soquia Inc., an affiliate of SGF Santé Inc., holds 3,316,667 Atrium Subordinate Voting Shares, representing, respectively, approximately 8.5% and 10.8% of all currently issued and outstanding Atrium Subordinate Voting Shares. Consequently, in the event shareholders adopt and approve the Reduction in Capital Resolution and the Corporation effects the Special Distribution, it is anticipated that Fonds de solidarité des travailleurs du Québec (F.T.Q.) and the SGF group will hold approximately 15.1% and 16.8%, respectively, of all outstanding Atrium Subordinate Voting Shares immediately following the Special Distribution.

THE SPECIAL DISTRIBUTION

Background and Rationale Underlying the Special Distribution

        During the months preceding the date of this Circular, the Corporation's management and Board undertook a lengthy and detailed review process, in which they examined a number of strategic alternatives for how best to pursue and implement the Corporation's business plan of becoming a "pure play" biopharmaceutical company with a focus on endocrinology and oncology. Among the alternatives considered was the divestiture of Æterna Zentaris' investment in Atrium and the focus on advancing its development pipeline.

        On September 19, 2006, Æterna Zentaris announced that, as a culmination of the Corporation's strategic review process, it had entered into a bought deal agreement with RBC Dominion Securities Inc. with respect to the Secondary Offering by Æterna Zentaris of 3,485,000 Atrium Subordinate Voting Shares and that it would, subject to receiving regulatory approvals, distribute its remaining 11,052,996 Atrium Subordinate Voting Shares to its shareholders prior to the end of 2006.

        Consequently, the Special Distribution represents a significant step forward in the implementation of Æterna Zentaris' plan to become a "pure play" biopharmaceutical company. Æterna Zentaris remains committed to further invest in R&D and to advance its lead product candidates, namely cetrorelix in BPH (benign prostate hyperplasia), while also advancing specific targeted, earlier-stage compounds with high potential through the pipeline. Æterna Zentaris believes that the closing of the Secondary Offering and the payment of the Special Distribution are integral to the evolution of the Corporation as it continues to build a solid foundation to emerge as a specialty pharmaceutical company with a focus on endocrine therapy and oncology.

        On October 18, 2006, Æterna Zentaris announced the closing of the Secondary Offering.

        Concurrently with the closing of the Secondary Offering and in accordance with the articles of Atrium, the Corporation's remaining Atrium Multiple Voting Shares were automatically converted into Atrium Subordinate Voting Shares on a one-for-one basis such that the Corporation now owns 11,052,996 Atrium Subordinate Voting Shares representing approximately 36.1% of the issued and outstanding shares of Atrium.

        Following a review of various alternative manners in which Æterna Zentaris could have distributed its remaining equity investment in Atrium to its own shareholders, management has recommended to the Board that distributing the Atrium Subordinate Voting Shares to Æterna Zentaris' shareholders by way of reduction of stated capital is the most efficient and advantageous of such alternatives, including from a tax perspective.

        Consequently, on October 25, 2006, Æterna Zentaris announced that its Board had approved, among other matters, the convening of a special meeting of shareholders on December 15, 2006 for the purpose of submitting to shareholders for their approval a resolution authorizing the distribution of all remaining 11,052,996 Atrium Subordinate Voting Shares held by Æterna Zentaris by way of reduction of the stated capital of Æterna Zentaris' Common Shares.

  Distribution Record Date and Distribution Date

        It is currently anticipated that the record date for determining which of the Corporation's registered shareholders will be entitled to receive their pro rata share of the Special Distribution will be December 29, 2006 (the "Distribution Record Date") and that the date on which the Corporation will effect payment of the Special Distribution to registered shareholders will be January 2, 2007 (the "Distribution Date"). It is currently anticipated that Æterna Zentaris' Common Shares will commence trading on an "ex-distribution" basis at the opening of trading on December 27, 2006. However, the Reduction in Capital Resolution expressly provides the Board with the discretion to change the Distribution Record Date and the Distribution Date should it be necessary or advisable to do so. Under the listing rules of the Toronto Stock Exchange (the "TSX"), Æterna Zentaris' Common Shares will commence trading on an "ex-distribution" basis at the opening of trading on the date that is two trading days prior to the Distribution Record Date.

  Reduction in Capital Amount

        If the Reduction in Capital Resolution is approved by the Corporation's shareholders, the Corporation will effect the Reduction in Capital in an amount (the "Reduction in Capital Amount") equal to the weighted average trading price of the Atrium Subordinate Voting Shares on the TSX for the period of ten trading days preceding the Distribution Date multiplied by 11,052,996, being the number of Atrium Subordinate Voting Shares held by Æterna Zentaris, or upon such other reasonable basis as may be determined by the Board. Thus, for illustrative purposes only, if the ten-day weighted average trading price of the Atrium Subordinate Voting Shares is $15.00, then the Reduction in Capital Amount will be approximately $165.8 million. On November 10, 2006, the closing sale price of the Atrium Subordinate Voting Shares on the TSX was $14.75. It is intended that the payment of the Special Distribution will occur as soon as practicable following the Distribution Date. In no event may the Reduction in Capital Amount exceed $228 million, which is the current aggregate stated capital of the Common Shares.

Recommendation of the Board and Management

        The Board and Æterna Zentaris' management unanimously recommend that shareholders vote in favour of the Reduction in Capital Resolution.

Æterna Zentaris Following the Special Distribution

  Description of Business

        In the event shareholders adopt and approve the Reduction in Capital Resolution and assuming the completion of the Special Distribution, Æterna Zentaris expects that it will be a "pure play" biopharmaceutical company focused on endocrine therapy and oncology. Æterna Zentaris believes that disposing of its remaining ownership interest in Atrium will enable it to be more focused and to benefit from a solid financial position to execute its business plan and create additional value for its shareholders, while also affording them the opportunity to continue to benefit from the success of Atrium. Æterna Zentaris' financial position was also significantly improved by the closing of the Secondary Offering, pursuant to which Æterna Zentaris realized net proceeds of approximately $51 million.

        Æterna Zentaris remains committed to further invest in R&D and advance its promising lead product candidates, namely cetrorelix in BPH (benign prostate hyperplasia), while also advancing specific targeted, earlier-stage compounds with high potential through the pipeline. Æterna Zentaris expects to continue to build a solid foundation to emerge as a specialty pharmaceutical company with a focus on endocrine therapy and oncology.

  Pro Forma Financial Statements

        To assist Æterna Zentaris' shareholders in assessing the Special Distribution and its impact on Æterna Zentaris, the unaudited pro forma consolidated balance sheet of Æterna Zentaris as at September 30, 2006 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2005 and for the nine months ended September 30, 2006, all of which give pro forma effect to both the Secondary Offering and the Special Distribution, are included as Schedule B to this Circular. The unaudited pro forma consolidated statements of operations of Æterna Zentaris give effect to the completion of both the Secondary Offering and the Special Distribution as of January 1, 2005 and the unaudited pro forma consolidated balance sheet of Æterna Zentaris gives effect to the completion of both the Secondary Offering and the Special Distribution as at September 30, 2006.

Details of the Special Distribution

  Corporate Requirements

        The Corporation's constating documents are silent with respect to the subject of reduction in stated capital. However, section 38 of the CBCA provides, in effect, that the Corporation may reduce its stated capital in respect of the Common Shares for any purpose, including for the purpose of distributing to its shareholders an amount not exceeding the stated capital of the Common Shares, if approved by a special resolution of its shareholders, provided that there are no reasonable grounds for believing that: (i) the Corporation is, or would after the reduction be, unable to pay its liabilities as they become due; or (ii) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities.

        As of the date of this Circular, the Corporation does not have reasonable grounds to believe that, after giving effect to the Reduction in Capital in an amount equal to the anticipated Reduction in Capital Amount, the Corporation would be unable to pay its liabilities as they become due or that the realizable value of the Corporation's assets would be less than the aggregate of its liabilities.

  Shareholder Approval and Reduction in Capital Resolution

        Completion of the Special Distribution and the corresponding Reduction in Capital is subject to approval by at least two-thirds (2/3) of the votes cast at the Meeting by Æterna Zentaris' shareholders. No further approval from the shareholders of the Corporation will be obtained with respect to the Special Distribution. Shareholders of the Corporation will be asked at the Meeting to consider, and if deemed advisable, to adopt and approve, by means of a special resolution, the Reduction in Capital. The complete text of the Reduction in Capital Resolution is reproduced in Schedule A to this Circular. The text of the Reduction in Capital Resolution authorizes the Board, at its sole discretion, to revoke the Reduction in Capital Resolution at any time before it shall have been acted upon and without having to obtain any further approval from the shareholders.

  Entitlement

        The shareholders of the Corporation will receive a specific amount of Atrium Subordinate Voting Shares per Common Share held as of the Special Distribution Record Date. Such amount will be determined on the basis of a distribution ratio of 0.2079 of an Atrium Subordinate Voting Share for each one of their Common Shares. No fractional Atrium Subordinate Voting Shares will be distributed to registered shareholders of the Corporation pursuant to the Special Distribution and any such fractional shares will be rounded down to the nearest whole number.

        Shareholders will not be required to pay for the Atrium Subordinate Voting Shares that they receive pursuant to the Special Distribution nor will they be required to surrender or exchange Common Shares in order to receive Atrium Subordinate Voting Shares or to take any other action in connection with the Special Distribution.

  Certificates Representing Atrium Subordinate Voting Shares

        Subject to what is indicated below under "U.S. Securities Regulatory Matters", share certificates representing the Atrium Subordinate Voting Shares to which registered shareholders of the Corporation are entitled as of the Special Distribution Record Date will be mailed by ordinary pre-paid post as soon as practicable after the Distribution Date without any action on the part of shareholders of the Corporation. Atrium Subordinate Voting Shares to be distributed to non-registered shareholders will be credited to their account held or maintained with their broker, trust company or other intermediary.

Effects of the Reduction in Capital on the Stock Option Plan

        As contemplated under the Stock Option Plan, the Board will consider making an equitable adjustment to the option exercise price and/or number of Common Shares issuable upon exercise of outstanding options under the Stock Option Plan, subject to applicable regulatory approvals, including the approval of the TSX, to reflect the impact of the Special Distribution on the Corporation's optionholders.

Canadian Securities Regulatory Matters

        The distribution of Distributed Shares under the Special Distribution will be effected in reliance on exemptions from the prospectus and dealer registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from the applicable Canadian securities regulatory authorities, including the Autorité des marchés financiers. It is anticipated that the Distributed Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces and territories of Canada.

U.S. Securities Regulatory Matters

        The Atrium Subordinate Voting Shares to be distributed under the Special Distribution have not been and will not be registered under the 1933 Act because Æterna Zentaris believes the distribution will not involve an "offer to sell", "sale" or "other disposition for value" of securities within the meaning of section 2(3) of the 1933 Act and, consequently, registration of such shares under Section 5 of the 1933 Act is not required. Æterna Zentaris has requested no-action assurances from the staff of the SEC confirming this view. The position of the staff is not binding on the SEC or any court.

        The Atrium Subordinate Voting Securities will not be listed for trading on any United States stock exchange, and any offers to resell or resales of the Atrium Subordinate Voting Securities received under the Special Distribution by persons who may be deemed to be "affiliates" (generally, controlling persons or members of a control group) of Atrium may be subject to resale restrictions under the 1933 Act. Atrium Subordinate Voting Securities received in the Special Distribution by non-affiliates will be freely tradable.

        Æterna Zentaris is a Canadian corporation and the solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the 1934 Act. Accordingly, the solicitation and transaction contemplated by this Circular are made in accordance with Canadian corporate and securities laws, although the information provided in and together with this Circular is substantially similar to the information which would be made available to shareholders in a proxy or information statement concerning the Special Distribution complying with Schedule 14A or 14C under the 1934 Act. Atrium has also applied to the SEC for an exemption from the reporting requirements under the 1934 Act. Prior to or simultaneously with the consummation of the Special Distribution, Atrium will furnish to the SEC certain information required for the exemption.

ABOUT ATRIUM BIOTECHNOLOGIES INC.

Corporate Structure

        Atrium was incorporated under the CBCA on December 10, 1999. Its articles of incorporation were amended on September 19, 2000 to effect a restructuring of its share capital, redesignate its then issued and outstanding common shares as Subordinate Voting Shares and create a new class of Multiple Voting Shares. On March 10, 2005, Atrium again amended its articles so as to subdivide its issued and outstanding shares on a four-for-one basis, further reorganize its share capital and remove the private company restrictions contained therein.

        The following chart sets out Atrium's corporate structure as at November 10, 2006, including the jurisdictions of incorporation of each of its principal subsidiaries. Other than as indicated below, all of Atrium's subsidiaries are wholly-owned, either directly or indirectly.

Atrium Biotechnologies Inc. (Canada)
Atrium Biotech USA Inc. (USA)
Atrium Biotech Holdco, Inc. (USA)
Siricie S.A.(1) (France)
Unipex Finance S.A.S. (France)
MultiChem Import Export (2005) Inc. (Canada)
Douglas Laboratories Canada Inc. (Canada)
Pure Encapsulations, Inc. (USA)
HVL Parent Incorporated (USA)
Unipex S.A.S. (France)
Chimiray S.A.S. (France)
HVL Incorporated (USA)
Hi-Vidomin Laboratories, Inc. (USA)
Advanced Medical Nutrition, Inc. (USA)
Douglas Laboratories Europe B.V. (Netherlands)

(1)
For regulatory purposes, certain of Atrium's employees own 0.01% of the shares of Siricie S.A.

Overview of Atrium's Business

        Atrium is a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutrition industries. Its head office is located in Quebec City, Quebec. It also has offices, facilities and warehouses strategically located in Canada, the United States, the Netherlands and France.

        Atrium is organized into two business divisions: (i) the Active Ingredients & Specialty Chemicals Division; and (ii) the Health & Nutrition Division.

        As of October 30, 2006, Atrium had approximately 516 employees, including 26 involved in business and product development, 277 in production and logistics, and 145 in sales and marketing. Many of Atrium's sales and marketing employees have scientific backgrounds in order to support its sophisticated customers.

        Further information with respect to Atrium, Atrium's business, and the Atrium Subordinate Voting Shares is provided in the documents filed by Atrium with the securities regulatory authorities in each of the provinces of Canada as well as the Yukon Territory. Certain of such documents are incorporated by reference in this Circular and are available on Atrium's website at www.atrium-bio.ca or on the SEDAR website at www.sedar.com. See "Documents Incorporated by Reference".

Selected Consolidated Financial Information

        The following sets forth selected consolidated financial information relating to Atrium. Such information has been extracted from Atrium's annual and interim consolidated financial statements filed with the Canadian securities regulatory authorities for the periods indicated. Such financial statements should be read in conjunction with management's discussion and analysis for the corresponding periods. Atrium's financial statements and management's discussion and analysis are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com and on Atrium's website at www.atrium-bio.ca. See also the section titled "Documents Incorporated by Reference". Atrium's financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are subject to Canadian auditing and auditor independence standards, which differ in certain material respects from U.S. generally accepted accounting principles and thus may not be comparable in all respects to financial statements prepared in accordance with U.S. generally accepted accounting principles. All dollar amounts in the tables below are in United States dollars.

	Years Ended			Three Months Ended
	December 31, 2003(1)	December 31, 2004(2)	December 31, 2005(3)	March 31, 2006(4)	June 30, 2006(4)	Sept. 30, 2006(4)
	(in thousands of U.S. dollars, except per share data)
Statements of Earnings Data
Revenues	$85,843	$136,240	$200,863	$76,009	$74,283	$73,282
Cost of sales	65,139	95,377	147,960	54,556	51,225	51,683
Selling and administrative	9,721	19,485	27,102	9,993	11,259	10,587
Other expenses (net of other revenues)	1,137	2,524	2,609	1,575	1,962	1,520
Earnings before income taxes	9,136	17,548	21,386	8,962	8,885	8,629
Non-controlling interest	649	937	240	—	—	—
Net earnings	5,031	10,107	14,308	6,892	6,319	6,409
Net earnings per share (basic)	0.22	0.44	0.51	0.23	0.21	0.21
Net earnings per share (diluted)	0.22	0.43	0.48	0.21	0.19	0.20
Statement of Changes in Financial Position Data
Cash flow from operating activities before changes in non-cash operating working capital items	$7,234	$14,038	$18,921	$8,051	$7,594	$7,775
Capital expenditures	71	137	545	189	136	878
	As at December 31, 2005(3)	As at Sept. 30, 2006(4)
	(in thousands of U.S. dollars)
Balance Sheet Data
Cash, cash equivalents and short-term investments	$17,844	$20,295
Working capital	59,931	67,828
Property, plant and equipment	5,809	5,932
Total assets	298,247	310,543
Long-term debt	105,878	98,402
Shareholders' equity	124,411	149,575

(1)
Atrium made the following acquisitions during its financial year ending December 31, 2003: In August 2003, Atrium acquired Chimiray S.A. ("Chimiray") and Interchemical S.A. ("Interchemical"), related companies based in a suburb of Paris, France and established in 1974 and 1978, respectively, for an aggregate purchase price of US$13.3 million. The main business focus of Chimiray and Interchemical is to market value-added active ingredients and specialty chemicals to the cosmetics, pharmaceutical, chemical and nutrition industries. In November 2003, Atrium acquired Siricie S.A. ("Siricie"), a company based in Paris, France, for an aggregate purchase price of US$1.6 million. Siricie specializes in the development of active ingredients from marine and botanical sources using extraction and fermentation biotechnology processes for the cosmetics industry. Since its acquisition, Siricie's product line has been integrated with Atrium's product portfolio.

(2)
Atrium made the following acquisition during its financial year ending December 31, 2004: In March 2004, Atrium acquired all of the operating assets of Pure Encapsulations Inc. ("Pure Encapsulations"), a company based in Sudbury, Massachusetts, a suburb of Boston, for an aggregate purchase price of US$38 million. Founded in 1991, Pure Encapsulations focuses on the development, manufacturing and marketing of high-end health and nutrition-finished products. Its more than 350 high-quality products are sold through a network of more than 30,000 healthcare practitioners.

(3)
Atrium made the following acquisitions during its financial year ending December 31, 2005: In January 2005, Atrium acquired the assets of MultiChem Import Export Inc, ("Multichem"), a Canadian marketer of active ingredients and specialty chemicals, for an aggregate purchase price of US$21.8 million. MultiChem currently has a portfolio of approximately 1,000 products, sold to more than 900 customers in Canada and the North-eastern United States. MultiChem has offices in Boucherville, Quebec and Mississauga, Ontario. On December 8, 2005, Atrium, through one of its U.S. subsidiaries, acquired all of the outstanding shares of HVL Parent Incorporated ("Douglas Laboratories"), whose main brand is Douglas Laboratories. Douglas Laboratories develops, manufactures and markets health and nutritional products through healthcare practitioners mainly in the United States. The aggregate purchase price for this acquisition was US$86.9 million, of which US$78.3 million was paid in cash and US$8.6 million was paid by the issuance of Atrium Subordinate Voting Shares at a price of CAN$10.95 per share. Douglas Laboratories is based in Pittsburgh, Pennsylvania.

(4)
Atrium has made the following acquisitions since January 1, 2006: In May 2006, Atrium announced the acquisition of the assets of Amisol Company Ltd. ("Amisol") of Mississauga, Ontario. Amisol has been marketing primarily personal care products since 1974. The assets of Amisol were acquired through Atrium's subsidiary, MultiChem Import Export (2005) Inc., for an all-cash purchase price of US$7.2 million. In September 2006, Atrium acquired, through one of its subsidiaries, the assets of 2000610 Ontario Limited doing business as Douglas Laboratories Canada ("DL Canada") of London, Ontario. DL Canada has been marketing Douglas Laboratories products in Canada since 2000. Atrium has announced that the acquisition is intended to provide it with a platform to develop the Canadian healthcare professional market not only for the Douglas Laboratories brand, but also for its Pure Encapsulations brand, which is not currently being sold in Canada. The aggregate purchase price for the acquisition was approximately US$2.7 million, paid in cash, plus possible future earn-out payments based on the achievement of certain milestones.

Description of Atrium's Share Capital

        Atrium is authorized to issue an unlimited number of Atrium Multiple Voting Shares, Atrium Subordinate Voting Shares and preferred shares, issuable in series. As at November 10, 2006, there were no Atrium Multiple Voting Shares and 30,597,947 Atrium Subordinate Voting Shares issued and outstanding. All of the Atrium Multiple Voting Shares were converted on a one-for-one basis, in accordance with Atrium's articles, into Atrium Subordinate Voting Shares on October 18, 2006 upon and immediately following closing of the Secondary Offering. Atrium has publicly indicated that it will not issue any Atrium Multiple Voting Shares in the future. In addition, TSX listing rules effectively limit the ability of Atrium to issue new Atrium Multiple Voting Shares in the future.

        The following is a summary of the material provisions which attach to the Atrium Subordinate Voting Shares and Atrium's preferred shares, and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares. For a description of the material provisions which attach to the Atrium Multiple Voting Shares, see the section titled "General Description of Capital Structure" in Atrium's Annual Information Form dated March 30, 2006 for the financial year ended December 31, 2005, which Annual Information Form is incorporated by reference in this Circular. Atrium's Annual Information Form is also available on SEDAR at www.sedar.com, and it may be obtained free of charge from Atrium's Secretary.

  Atrium Subordinate Voting Shares

        The Atrium Subordinate Voting Shares are listed on the TSX under the symbol "ATB". The Atrium Subordinate Voting Shares are not listed or posted for trading on any stock exchange or quoted on any automated quotation system other than the TSX.

        The following is a summary of the material provisions which attach to the Atrium Subordinate Voting Shares:

        Voting Rights:    The Atrium Subordinate Voting Shares entitle the holders thereof to one vote per share at meetings of the shareholders.

        Payment of Dividends:    Subject to the prior rights of any other shares ranking senior thereto, the holders of Atrium Subordinate Voting Shares are entitled to receive any dividends that may be declared by the board of directors of Atrium.

        Distribution of Assets Upon Winding-Up:    Subject to the prior rights of any other shares ranking senior thereto, the holders of the Atrium Subordinate Voting Shares are entitled to receive all of the property and assets of Atrium upon a return of capital in the event of the liquidation, dissolution or other distribution of the assets for the purpose of winding-up of the affairs of Atrium.

  Preferred Shares

        Atrium's preferred shares may be issued in one or more series, with such rights and conditions as may be determined by Atrium's Board of Directors. There are no voting rights attached to the preferred shares except as prescribed by law. The preferred shares will rank ahead of the Atrium Subordinate Voting Shares with respect to the payment of dividends and return of capital in the event of the liquidation, dissolution or other distribution of Atrium's assets for the purpose of winding-up its affairs. Atrium currently has no preferred shares issued and outstanding.

RISK FACTORS

        Below are certain risk factors relating to Atrium that holders of Common Sharers should carefully consider before deciding whether to approve the Special Distribution and vote in favour of the Reduction in Capital Resolution. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Circular. These risks and uncertainties are not the only ones facing Atrium. Additional risks and uncertainties not currently known may also impair the operations of Atrium. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of Atrium could be materially adversely affected.

Risks Relating to Atrium's Business

        Penetration of Markets and Continued Growth.    If Atrium fails to further penetrate its core markets and existing geographic markets or successfully expand its business into new markets, the growth in sales of its products, along with its operating results, could be negatively impacted. Atrium's ability to further penetrate its core markets and existing geographic markets in which it competes or to successfully expand its business into additional countries in Europe, Asia or elsewhere, to the extent it believes that it has identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond its control. Atrium cannot assure that its efforts to increase market penetration in its core markets and existing geographic markets will be successful. Its failure to do so could have an adverse effect on its operating results.

        New Product Offerings.    Atrium's business is subject to changing consumer trends and preferences, especially with respect to health and personal care products. The success of its new product offerings and enhancements depends upon a number of factors, including its ability to: (i) accurately anticipate customer needs; (ii) develop new products or product enhancements that meet these needs; (iii) acquire or in-license new products, which historically has been an important factor in the development of its product portfolio; (iv) successfully commercialize new products or product enhancements in a timely manner; (v) price its products competitively; (vi) manufacture and deliver its products in sufficient volumes and in a timely manner; and (vii) differentiate its product offerings from those of its competitors.

        If Atrium does not introduce new products or make enhancements to meet the changing needs of its customers in a timely manner, some of its products could be rendered obsolete, which could have an adverse effect on its operating results.

        Acquisition Program.    Atrium intends to continue to acquire businesses and assets. There is no assurance that Atrium will be able to complete acquisitions, or that it will succeed in integrating the newly-acquired businesses and assets into its operations. The failure to do so and to retain key personnel of acquired businesses could have a material adverse effect on its operating results. Atrium's acquisition program may require, in addition to the cash generated by its operations, other sources of financing. It is impossible to guarantee the availability of additional financial resources or that they will be available under acceptable conditions. Failure to obtain such financing could render future acquisitions difficult or impossible.

        Distributor Relationships.    As is customary in Atrium's industries, it does not have long-term contracts or agreements with most of its distributors. Any failure by Atrium to establish and maintain distributor relationships could negatively impact sales of its products and have an adverse effect on its operating results. Also, the loss of a significant number of distributors could negatively impact sales of its products, impair its ability to attract new distributors and have an adverse effect on its operating results. Since Atrium cannot exert the same level of influence or control over its independent distributors as it could were they its own employees, Atrium's distributors could fail to comply with its marketing policies, participate in its marketing strategies or plans, or accept its introduction of new products. Violations by Atrium's distributors of applicable laws or of Atrium's marketing policies in dealing with customers could have an adverse effect on its products, operating results and business reputation.

        Active Ingredients and Specialty Chemicals Customers.    Atrium sells its active ingredients and specialty chemicals to approximately 2,000 manufacturers. Atrium has developed long-term, privileged relationships with many of these customers. However, as is customary in Atrium's industries, it does not have written contracts or agreements with most of its customers and there can be no assurance that it will be able to retain most or all of them in the absence of such long-term contracts.

        Third Party Supplier Relationships.    Some of Atrium's products are manufactured by outside companies. There can be no assurance that these outside manufacturers and suppliers will continue to reliably supply products to Atrium at the levels of quality or quantities it requires. As is customary in Atrium's industries, it does not have written contracts or agreements with a majority of its suppliers. In the event that any of Atrium's third party suppliers or manufacturers were to become unable or unwilling to continue to provide it with products in required volumes and at suitable quality levels, Atrium would be required to identify and obtain acceptable replacement sources. There is no assurance that Atrium would be able to obtain alternative manufacturing sources on a timely basis. An extended interruption in the supply of products would result in a loss of sales. In addition, any actual or perceived degradation of product quality as a result of reliance on third party suppliers and/or manufacturers may have an adverse effect on Atrium's sales and operating results.

        Raw Materials and Sources of Supply.    In carrying out its operations, Atrium is dependent on a stable and consistent supply of ingredients and raw materials. For strategic reasons, certain of Atrium's key raw materials are sourced from single suppliers. Atrium sources raw materials from its suppliers on an ongoing basis at negotiated prices. There can be no assurance that Atrium will be able, in the future, to continue to purchase products from its current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by Atrium for them, could have a material adverse effect on Atrium's business, financial condition, liquidity and operating results.

        The anticipated cGMPs (an industry standard) in the United States for dietary supplements may cause certain manufacturers and sources of ingredients upon which Atrium relies to disappear or become less available. The cGMPs may affect the availability of ingredients and the speed with which ingredients may be produced in response to demand, thus raising the cost of its health and nutrition finished products.

        Integrity and Reliability of Information Technology and Logistics Infrastructure.    Atrium depends on the integrity and reliability of its information technology and logistics infrastructure. Any errors or inadequacies that Atrium may encounter could potentially result in interruptions to its services and, depending on the magnitude, may damage its relationships with, or cause it to lose, its customers.

        Product Liability.    Atrium may be held liable if any product that it manufactures or markets, or any finished product that a third party manufactures incorporating one of its products, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Atrium's current product liability insurance may not cover all of its potential liabilities. Further, it may not be possible for Atrium to obtain sufficient insurance coverage in the future at an acceptable cost or otherwise to protect against potential liability claims. The failure by Atrium to obtain such insurance could prevent: (i) the commercialization of products manufactured or marketed by it; or (ii) the use of its products in its customers' finished products. If a third party sues Atrium for injury, the amount of Atrium's liability could exceed the amount of its insurance coverage, such that Atrium would have to pay the amount of such excess liability from its own resources.

        Adverse Publicity.    Adverse publicity associated with Atrium's products or those of similar companies or concerning any actual or purported failure by Atrium to comply with applicable laws and regulations could harm its financial condition and operating results. The results of Atrium's operations may be significantly affected by the public's perception of it and similar companies. This perception is dependent upon opinions concerning: (i) the safety and quality of Atrium's products or of similar products distributed by other companies; and (ii) its distributors, manufacturers and customers.

        Adverse publicity, whether or not accurate or resulting from customers' use or misuse of Atrium's products, that associates consumption of its products or any similar products with illness or other adverse effects, questions the benefits of its or similar products or claims that any such products are ineffective, inappropriately labelled or have inaccurate instructions as to their use, could negatively impact Atrium's reputation or the market demand for its products.

        In the United States, Atrium's health and nutrition finished products are at risk of being the subject of an adverse event report ("AER") reporting in MedWatch, the FDA's voluntary adverse events reporting system. Any person may report an adverse event to the FDA. The FDA does not verify the accuracy or completeness of the information, nor does it determine if it is possible for the identified product to have caused the adverse event reported. As a result, the system contains inaccurate, incomplete and unverified information. Once an AER is created, it is publicly available on the FDA's website and elsewhere. Accordingly, there is potential for adverse publicity relating to our products based on false and/or inaccurate information reported in an AER.

        Regulation.    In both domestic and foreign markets, the formulation, manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of Atrium's products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, provincial or local levels in Canada and at all levels of government in foreign jurisdictions. There can be no assurance that Atrium is in compliance with all of these laws, regulations and other constraints. Any failure by Atrium to comply with these laws, regulations and other constraints or new laws, regulations or constraints could lead to the imposition of significant penalties or claims and could negatively impact Atrium's business. In addition, the adoption of new laws, regulations or other constraints or changes in the interpretations of such requirements may result in significant compliance costs or lead Atrium to discontinue product sales and may have an adverse effect on the marketing of its products, resulting in significant loss of sales.

        In the United States, the FDA perceives any written or verbal statement used to promote or sell a product that associates a nutrient with a disease (whether written by Atrium, the content of a testimonial endorsement or contained within a scientific publication) to be evidence of an intent to sell an unapproved new drug in violation of the United States Federal Food, Drug, and Cosmetic Act if the nutrient concerned is sold by Atrium. If any such evidence is found with respect to Atrium's products, the FDA may take adverse action against Atrium, ranging from a warning letter necessitating cessation of use of the statement to injunctions against product sale, seizures of products promoted with the statements, and civil and criminal prosecution of Atrium's executives. Such actions could have a detrimental effect on Atrium's sales.

        Governmental regulations in countries where Atrium plans to commence or expand operations may prevent or delay entry into those markets or require it to incur additional costs. In addition, Atrium's ability to sustain satisfactory levels of sales in its existing markets is dependent in significant part on its ability to introduce additional products into such markets. However, governmental regulations in Atrium's existing markets, both domestic and international, can delay or prevent the introduction, or require the reformulation or withdrawal, of certain of its products. Further, such regulatory action, whether or not it results in a final determination adverse to Atrium, could create negative publicity, with detrimental effects on sales.

        Protection of Intellectual Property.    The success of Atrium's products depends to a significant extent upon its intellectual property and the goodwill associated with its business. Atrium's intellectual property is subject to the following risks: (i) while some of its intellectual property is protected by patents and registered trademarks in certain jurisdictions in North America and Europe and in certain other countries in which it operates, Atrium may not be successful in asserting these rights; (ii) much of Atrium's proprietary knowledge is based on specific manufacturing procedures and technological know-how, which do not afford the same level of protection as patents or other forms of registered intellectual property; (iii) despite its efforts, Atrium may be unable to prevent third parties from infringing upon or misappropriating its proprietary rights, or from independently developing non-infringing products that are competitive with, equivalent or superior to its products; and (iv) the laws of certain foreign countries may not protect Atrium's intellectual property rights to the same extent as laws in North America and Europe. From time to time, Atrium may have to reformulate health and nutrition finished products to remove ingredients or discontinue sales of health and nutrition finished products in response to patents obtained by others from the United States Patent and Trademark Office. If Atrium fails to protect its intellectual property, the goodwill associated with its business could be impaired and its ability to compete could be negatively affected.

        Dependence on Key Personnel and Labour Relations.    Atrium's success is dependent on its ability to attract and retain a highly qualified work force. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development. If Atrium's employees were to unionize or seek to negotiate a collective agreement, Atrium's operations could be interrupted which could result in an adverse effect on its operating results.

        Currency Fluctuation.    Atrium has not entered into any significant forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, it is subject to foreign currency transaction and translation gains and losses. Atrium's foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency.

        Competitive Market for Atrium's Products and Services.    The cosmetics, pharmaceutical, chemical and health and nutrition industries are highly competitive. Overall, many of Atrium's competitors in each of the cosmetics, pharmaceutical, chemical and health and nutrition industries are larger than Atrium and may have greater financial and other resources, which may enable them to invest significant amounts of capital and other resources in their businesses, including expenditures for research and development. If any of Atrium's current or future competitors develop innovative proprietary products, certain of Atrium's products could be rendered obsolete. Further, barriers to entry, apart from capital availability, are low in certain segments of Atrium's business, and the entry of new competitors in a particular industry may have an adverse effect on Atrium's operating results.

        Environmental and Employee Health and Safety Regulations.    Atrium's manufacturing operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. From time to time, Atrium has incurred and continues to incur costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on Atrium's manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to Atrium's manufacturing operations or give rise to material liabilities, which could negatively impact Atrium's financial condition or operating results.

        Political and Economic Conditions in Atrium's Geographic Markets.    A significant portion of Atrium's sales is derived from its operations in foreign markets. As such, Atrium is subject to certain risks arising from its international business operations that could be costly in terms of dollars spent, diversion of management's time, and revenues and profits, including: (i) difficulties and costs associated with staffing and managing foreign operations; (ii) unexpected changes in regulatory requirements; (iii) difficulties in compliance with a wide variety of foreign laws and regulations; (iv) changes in Atrium's international distribution network and direct sales forces; (v) political trade restrictions and exchange controls; (vi) political, social or economic unrest; (vii) inadequate and unreliable services and infrastructure; (viii) import or export licensing or permit requirements; and (ix) greater risk on credit terms and long accounts receivable collection cycles in some foreign countries.

Risks Relating to the Atrium Subordinate Voting Shares and the Special Distribution

        Significant Ownership Concentration.    As described under the section titled "INFORMATION CONCERNING VOTING AT THE MEETING — Principal Shareholders", Æterna Zentaris anticipates that, in the event its shareholders adopt and approve the Reduction in Capital Resolution and Æterna Zentaris effects the Special Distribution, Fonds de solidarité des travailleurs du Québec (F.T.Q.) and the SGF group will hold approximately 15.1% and 16.8%, respectively, of all outstanding Atrium Subordinate Voting Shares immediately following payment of the Special Distribution. Consequently, Fonds de solidarité des travailleurs du Québec (F.T.Q.) and the SGF group may be able to exercise significant influence over the business and affairs of Atrium and they may have the power to determine many matters relating to Atrium requiring the approval of Atrium's shareholders, including the election of directors and the approval of significant corporate transactions. The interests of Fonds de solidarité des travailleurs du Québec (F.T.Q.) and the SGF group may conflict with the interests of other holders of Atrium Subordinate Voting Shares.

        Absence of Public Market in the U.S. for Atrium Subordinate Voting Shares.    The Atrium Subordinate Voting Shares are listed on the TSX under the symbol "ATB". The Atrium Subordinate Voting Shares are not listed or posted for trading on any stock exchange or quoted on any automated quotation system or other organized marketplace other than the TSX. Consequently, U.S. shareholders that receive Atrium Subordinate Voting Shares upon payment of the Special Distribution will not have any stock exchange, automated quotation system or other organized marketplace in the United States on which they may trade their Atrium Subordinate Voting Shares.

        In addition, historically the volume of trading in Atrium Subordinate Voting Shares on the TSX has been lower than the volume of trading in Æterna Zentaris Common Shares on the TSX and the NASDAQ. Although in the event the Special Distribution is effected the number of Atrium's shareholders will be significantly larger than the current number of Atrium's shareholders, there can be no assurance that trading volumes in, and the liquidity of, Atrium Subordinate Voting Shares will in fact increase following the Special Distribution. Conversely, it is possible that during a period of time following the Special Distribution there may be a significant number of holders of Atrium Subordinate Voting Shares, including current holders of Æterna Zentaris Common Shares that would have recently received Atrium Subordinate Voting Shares, seeking to sell such shares, either on the TSX, in over-the-counter trading or in private sale transactions and, if this were to occur, the trading price of Atrium Subordinate Voting Shares would be adversely affected.

        Restrictions on Transfer in the United States.    The Atrium Subordinate Voting Shares to be distributed under the Special Distribution will be freely transferable under the 1933 Act, except for shares received by any persons who may be deemed to be "affiliates" of Atrium as that term is defined in Rule 144 promulgated under the 1933 Act. Persons who may be deemed to be affiliates of Atrium after the Special Distribution include individuals or entities that control, are controlled by, or are under common control with Atrium and may include certain officers or directors of Atrium as well as principal shareholders of Atrium. Any person that becomes an affiliate of Atrium will be permitted to sell its Atrium Subordinate Voting Shares only pursuant to an effective registration statement under the 1933 Act or an exemption from the registration requirements of the 1933 Act. Such persons will be unable to utilize Rule 144 unless Atrium becomes subject to 1934 Act reporting requirements and has continued to be subject to such requirements for a period of at least 90 days.

        U.S. Residents may have Difficulties Enforcing Certain Civil Liabilities.    Each of Æterna Zentaris and Atrium is governed by the laws of Canada. Moreover, a majority of the directors and officers of each of Æterna Zentaris and Atrium, as well as some of the experts named in this Circular, are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of their assets and a significant portion of Æterna Zentaris' and Atrium's respective assets are located outside of the United States. As a result, it may be difficult for holders of Æterna Zentaris Common Shares and/or holders of Atrium Subordinate Voting Shares to effect service of process upon Æterna Zentaris, Atrium or such persons within the United States or to enforce, against Æterna Zentaris, Atrium or such persons in the United States, judgments of courts of the United States predicated upon the civil liability provisions of U.S. federal or state securities laws or other laws of the United States. There is doubt as to the enforceability in certain jurisdictions outside the United States of liabilities predicated solely upon U.S. federal or state securities laws against Æterna Zentaris and/or

Atrium, their directors and officers and the experts named in this Circular who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        This summary is based on the current provisions of the Tax Act and an understanding of the current published administrative policies and assessing practices of the CRA, and also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), including proposals to enhance the dividend tax credit applicable to certain dividends, announced on October 16, 2006. In particular, the summary assumes that the Tax Proposals will be enacted substantially as proposed; however, no assurance can be given that the Tax Proposals will be enacted in their present form, if at all, or that changes to CRA's administrative policies and assessing practices will not modify or change the statements expressed herein. This summary does not otherwise take into account or anticipate any changes in the law whether by legislative, regulatory, administrative or judicial action nor does it take into account tax legislation or considerations of any province or territory or foreign jurisdiction, which may differ from those discussed herein.

        In the opinion of Ogilvy Renault LLP, counsel to the Corporation, this summary is applicable to shareholders who receive Atrium Subordinate Voting Shares in connection with the Special Distribution by the Corporation and who, for the purposes of the Tax Act and at all relevant times, deal at arm's length with the Corporation and Atrium, are not affiliated with the Corporation or Atrium and hold their Common Shares and will hold the Atrium Subordinate Voting Shares as capital property. Shares will generally constitute capital property to a shareholder unless those shares are held in the course of carrying on business of buying and selling shares or those shares have been acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Canadian-resident shareholders for whom the Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have those shares, and any other "Canadian securities" (as defined in the Tax Act) owned by that shareholder in the taxation year in which the election is made and all subsequent taxation years, be deemed to be capital property. This summary is not applicable to a shareholder that is a "financial institution" or a "specified financial institution", or a shareholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act).

        This summary is of a general nature only and is not intended to be legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Furthermore, the income and other tax consequences will vary depending on the shareholder's particular circumstances. Accordingly, shareholders should consult their own tax advisors having regard to their own particular circumstances.

Residents of Canada

        The following portion of the summary applies to shareholder who, at all relevant times is, or is deemed to be, a resident of Canada for purposes of the Tax Act (a "Resident Shareholder").

  Special Distribution

        Generally, where a public corporation, as defined in the Tax Act, reduces the paid-up capital in respect of a class of its shares, the amount paid on such reduction is deemed to be a dividend. However, where the paid-up capital of the issuer exceeds the amount of the proposed distribution (which is the case for the Corporation in respect of the Special Distribution), the amount distributed may be treated as a tax-free return of capital (subject to the comments below concerning the reduction of the adjusted cost base of the shares) and not as a deemed dividend where, among other things, the distribution is made on the winding-up, discontinuance or reorganization of its business. Because the amount of the Special Distribution that the Corporation's shareholders are being asked to approve at the Meeting may not exceed an aggregate of $228 million, which is the approximate amount of the current paid-up capital of the Corporation's Common Shares, the entire amount of the Special Distribution will be treated as a tax-free return of capital and no portion thereof will be treated as a deemed dividend.

        The Corporation has applied for and received an advance income tax ruling from the CRA confirming that the Special Distribution will be treated as a tax-free return of capital and not as a deemed dividend on the basis of this exception. The Corporation has also applied for an advance tax ruling from the Ministère du Revenu du Québec seeking confirmation of the same tax treatment under the income tax laws of the Province of Québec and it currently has no reason to believe that such advance tax ruling will not be obtained prior to the Distribution Date.

        The adjusted cost base of each Common Share to a Resident Shareholder that holds Common Shares as capital property will be reduced by an amount equal to the amount per Common Share received on account of the Special Distribution. If the amount per Common Share received on account of the Special Distribution exceeds the adjusted cost base of such share, a Resident Shareholder will realize a capital gain equal to such excess. See the discussion below under the section titled "Taxation of Capital Gains and Capital Losses".

        Resident Shareholders will be considered to have acquired the Atrium Subordinate Voting Shares at a cost equal to their fair market value on the date of the Special Distribution.

  Taxation of Dividends on Atrium Subordinate Voting Shares

        Dividends received or deemed to be received on an Atrium Subordinate Voting Share by a Resident Shareholder will be included in computing the income of the Resident Shareholder for purposes of the Tax Act. If the Resident Shareholder is an individual, such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. Tax Proposals to enhance the dividend gross-up and tax credit mechanism will, if enacted as currently proposed, apply to eligible dividends paid after 2005. Dividends on the Atrium Subordinate Voting Shares received by a Resident Shareholder that is a corporation normally will be deductible in computing its taxable income. A Resident Shareholder that is a "private corporation" (as defined in the Tax Act) or a corporation controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on such dividends to the extent that such dividends are deductible in computing its taxable income.

  Disposition of Atrium Subordinate Voting Shares

        A Resident Shareholder who disposes or is deemed to dispose of an Atrium Subordinate Voting Share generally will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such share to the holder. The cost of an Atrium Subordinate Voting Share received by a Resident Shareholder pursuant to the Special Distribution will be averaged with the adjusted cost base of any other Atrium Subordinate Voting Shares owned by a Resident Shareholder as capital property for purposes of determining the adjusted cost base of each such share to the holder.

  Taxation of Capital Gains and Capital Losses

        Under the provisions of the Tax Act, one-half of any capital gain (a "taxable capital gain") realized by a Resident Shareholder will be required to be included in computing its income as a taxable capital gain. Similarly, one-half of any capital loss (an "allowable capital loss") realized by such a holder may normally be deducted against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard.

        The amount of any capital loss realized on the disposition or deemed disposition of an Atrium Subordinate Voting Share by a Resident Shareholder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Resident Shareholder is a corporation that is a member of a partnership or beneficiary of a trust that owns Atrium Subordinate Voting Shares, or such partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns such shares.

        A Resident Shareholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may also be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the Tax Act) for the year which will include amounts in respect of taxable capital gains realized in the year.

  Alternative Minimum Tax

        The Tax Act provides for an alternative minimum income tax applicable to individuals (including certain trusts and estates) resident in Canada, which is computed by reference to an adjusted taxable income amount under which certain items are not deductible or exempt. Capital gains realized by and taxable dividends received by an individual will be relevant in computing liability for alternative minimum tax.

Non-Residents of Canada

        This portion of the summary is applicable to a shareholder who, for the purposes of the Tax Act, and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada (a "Non-Resident Shareholder").

  Special Distribution

        The tax consequences of the Special Distribution to a Non-Resident Shareholder will be generally the same as described above with respect to Resident Shareholders. No Canadian non-resident withholding tax will apply to the Special Distribution.

        A Non-Resident Shareholder who realizes a capital gain as a result of the Special Distribution, as described above, will not be subject to Canadian tax under the Tax Act in respect of such gain provided the Common Shares are not "taxable Canadian property" to such Non-Resident Shareholder. The Common Shares generally will not be taxable Canadian property provided that: (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX); (ii) the Non-Resident Shareholder does not use or hold, and is not deemed to use or hold, such Common Shares in connection with carrying on a business in Canada; (iii) such Common Shares are not "designated insurance property" of the shareholder within the meaning of the Tax Act; (iv) the shareholder has not, either alone or in combination with persons with whom the shareholder does not deal at arm's length, owned or had the right to acquire 25% or more of the issued shares of any class or series of shares in the capital of the Corporation at any time within 60 months preceding the Distribution Date; and (v) the Common Shares are not deemed under the Tax Act to be taxable Canadian property of the shareholder.

        In the event that the Common Shares constitute taxable Canadian property to a particular shareholder, the consequences under the Tax Act of realizing a capital gain will generally be the same as those described above under the section above titled "Residents of Canada — Taxation of Capital Gains and Capital Losses". Non-Resident Shareholders should consult with their own tax advisors as to the availability of relief from Canadian tax under any income tax treaty between Canada and the applicable jurisdiction of the particular Non-Resident Shareholder.

  Taxation of Dividends on Atrium Subordinate Voting Shares

        Dividends on the Atrium Subordinate Voting Shares paid or credited or deemed to be paid or credited to a Non-Resident Shareholder generally will be subject to Canadian withholding tax at the rate of 25% subject to any applicable reduction in the rate of withholding under an income tax treaty between Canada and the country where the Non-Resident Shareholder is resident. For example, if a Non-Resident Shareholder is a United States resident entitled to benefits under the Canada-United States Tax Convention (1980), dividends on the Atrium Subordinate Voting Shares generally will be subject to Canadian withholding tax at the rate of 15%.

  Disposition of Atrium Subordinate Voting Shares

        A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Atrium Subordinate Voting Shares provided the Atrium Subordinate Voting Shares do not constitute "taxable Canadian property" to such Non-Resident Shareholder. The Atrium Subordinate Voting Shares generally will not be taxable Canadian property provided that: (i) the Atrium Subordinate Voting Shares are listed on a prescribed stock exchange (which includes the TSX); (ii) the Non-Resident Shareholder does not use or hold, and is not deemed to use or hold, such shares in connection with carrying on a business in Canada; (iii) such shares are not "designated insurance property" of the shareholder within the meaning of the Tax Act; (iv) the shareholder has not, either alone or in combination with persons with whom the shareholder does not deal at arm's length, owned or had the right to acquire 25% or more of the issued shares of any class or series of shares in the capital of Atrium at any time within 60 months preceding the disposition; and (v) the Atrium Subordinate Voting Shares are not deemed under the Tax Act to be taxable Canadian property of the shareholder.

        In the event that the Atrium Subordinate Voting Shares constitute taxable Canadian property to a particular Non-Resident Shareholder the consequences under the Tax Act of realizing a capital gain will generally be the same as those described under the section above titled "Residents of Canada — Taxation of Capital Gains and Capital Losses". Non-Resident Shareholders should consult with their own tax advisors as to the availability of relief from Canadian tax under any income tax treaty between Canada and the applicable jurisdiction of the particular Non-Resident Shareholder.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The discussion below summarizes certain U.S. federal income tax considerations of the Special Distribution generally applicable to shareholders of Æterna Zentaris who are U.S. Holders as defined below. This discussion does not address the special tax considerations applicable to holders that are subject to special tax rules or treatment under the Code (as defined below), such as: dealers or traders in securities or currency; banks or other financial institutions; insurance companies; regulated investment companies; tax-exempt entities; former U.S. citizens or long-term U.S. residents; persons subject to alternative minimum tax; persons that hold Common Shares as part of a hedge, straddle, conversion, constructive sale or similar transaction involving more than one position; persons that own or are deemed to own (pursuant to complex attribution and constructive ownership rules), 10% or more of the Corporation's voting shares; or persons whose functional currency is not the U.S. dollar. In addition, this discussion does not address tax considerations to persons who own Common Shares through a partnership (or other entity classified as a partnership) or other pass-through entity for U.S. tax purposes and does not address the indirect consequences to holders of equity interests in entities that own Common Shares. This discussion also does not address tax consequences under U.S. non-income, state, local or estate, or non-U.S. tax laws. The discussion below does not consider the tax consequences of the distribution to holders of options, warrants or other similar rights to acquire Æterna Zentaris stock.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder and judicial and administrative decisions and rulings. Future legislative, judicial or administrative changes or interpretations could alter or modify the statements and conclusions set forth herein, and such changes or interpretations could be retroactive and could affect the tax consequences of the Special Distribution to Æterna Zentaris, Atrium, and the shareholders of Æterna Zentaris.

        As used herein, the term "U.S. Holder" means a beneficial owner of Common Shares that holds Common Shares as capital assets within the meaning of the Code and that is, for U.S. federal income tax purposes:

  •
  an individual who is either a U.S. citizen or a resident of the U.S.;

  •
  a corporation (or an entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if (a) a U.S. court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

        Æterna Zentaris will not seek a ruling from the Internal Revenue Service with regard to the U.S. federal income tax treatment of the Special Distribution or ownership of Atrium Subordinate Voting Shares and there can be no assurance that the Internal Revenue Service will agree with the conclusions set forth below.

U.S. Internal Revenue Service Circular 230 Notice

        To ensure compliance imposed by the Internal Revenue Service, Æterna Zentaris shareholders are informed that the U.S. tax advice contained in this Circular (i) is written in connection with the promotion or marketing of the transactions and matters addressed by this Circular, and (ii) is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding U.S. tax penalties. Æterna Zentaris shareholders are urged to consult with their tax advisor(s) as to the tax consequences of the transaction to them in light of their particular circumstances, including the applicability and effect of any state, local or foreign tax laws.

Tax Consequences of the Special Distribution from Æterna Zentaris

        The amount of the Special Distribution with respect to Common Shares for U.S. federal income tax purposes will equal the fair market value of the Atrium Subordinate Voting Shares distributed (including the amount of foreign taxes, if any, withheld from the distribution), subject to the discussion below under the heading "Passive Foreign Investment Company Status of Æterna Zentaris". The Special Distribution paid by Æterna Zentaris with respect to its Common Shares to a U.S. Holder generally will be treated as a dividend to the extent that such distribution does not exceed Æterna Zentaris's current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of any distribution that exceeds these earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in the Common Shares and to the extent in excess of such basis, any remaining excess amount will be treated as capital gain. The amount of the Special Distribution that qualifies as a dividend will be treated as a foreign source dividend to U.S. Holders, and corporate shareholders generally will not be allowed the deduction for dividends received otherwise allowed to corporations under U.S. federal income tax law. The holding period of the Atrium Subordinate Voting Shares received by a U.S. holder will begin the day after the date of the Special Distribution.

        Dividend income is generally taxed as ordinary income. A U.S. federal income tax rate of 15% will apply to "qualified dividend income" received by U.S. Holders that are individuals (or certain trusts and estates) in taxable years beginning before January 1, 2011, provided that certain holding period and other requirements are met. "Qualified dividend income" generally includes a dividend paid by a foreign corporation if either (a) the stock of such corporation with respect to which the dividend is paid is readily tradable on an established securities market in the United States, including the NASDAQ

National Market, or (b) such corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. that includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. For this purpose, the Canada-United States Tax Convention (1980) is a comprehensive income tax treaty, and the Common Shares are traded on the NASDAQ National Market. Accordingly, the amount of the Special Distribution qualifying as a dividend should be treated as "qualified dividend income," subject to the U.S. Holders' satisfaction of certain holding period and other requirements, and should be eligible for the reduced 15% U.S. federal income tax rate; provided, however, that a U.S. Holder will not be entitled to the reduced 15% U.S. federal income tax rate with respect to the amount of the Special Distribution treated as a dividend if Æterna Zentaris is treated as a "passive foreign investment company" (as defined below) with respect to such U.S. Holder for U.S. federal income tax purposes.

        Foreign taxes withheld from a distribution, if any, will generally be treated as a foreign income tax that U.S. Holders may elect to deduct in computing U.S. federal income tax. Alternatively, U.S. Holders may be eligible for a credit against their U.S. federal income tax liability for such taxes, subject to certain complex conditions and limitations that must be determined on an individual basis by each U.S. Holder. These limitations include, among others, rules that may limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Generally, the amount of the Special Distribution that is treated as a dividend will constitute passive income for purposes of the U.S. foreign tax credit. In addition, special rules may apply to the computation of foreign tax credits relating to "qualified dividend income." The rules relating to the U.S. foreign tax credit are complex, and U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to the U.S. foreign tax credit. Æterna Zentaris does not expect any Canadian taxes to be withheld with respect to the Special Distribution.

Passive Foreign Investment Company Status of Æterna Zentaris

        Æterna Zentaris has not determined, and it does not currently intend to determine, whether it is or has been a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. In general, a corporation organized outside of the United States will be classified as a PFIC for U.S. federal income tax purposes for any taxable year during which either (i) 75% or more of its gross income consists of certain types of passive income, or (ii) the average value of its passive assets (generally assets that produce, or are held for the production of, passive income) is 50% or more of the average value of all of its assets. If a corporation is classified as a PFIC in any taxable year with respect to which a U.S. Holder is a shareholder, it generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether it continues to meet the tests described above.

        In general, if Æterna Zentaris is or has been classified as a PFIC for any taxable year during a U.S. Holder's holding period of Common Shares, unless a U.S. Holder timely makes one of the elections described below, a special tax regime would apply to any "excess distribution", which would be such holder's share of distributions, including the Special Distribution, in any taxable year to the extent such distributions exceed 125% of the average annual distributions received by such holder in the three preceding taxable years or if shorter, such holder's holding period. Under this special tax regime, any excess distribution would be treated as ordinary income and would be subject to tax as if the excess distribution had been realized ratably over the U.S. Holder's holding period for the Common Shares. As a result of this treatment:

  •
  the amount allocated to the taxable year in which the U.S. Holder realizes the excess distribution or gain would be taxed as ordinary income;

  •
  the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and

  •
  the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those previous years.

        If Æterna Zentaris is a PFIC with respect to a U.S. Holder, the Special Distribution may be an "excess distribution" and the rules described above may apply to the Special Distribution unless such U.S. Holder has timely made one of the elections described below:

  •
  Mark-to-Market Election.  If a U.S. Holder has made a valid mark-to-market election with respect to such holder's Common Shares, the holder will not be subject to the PFIC rules described above.

  •
  QEF Election.  The special PFIC tax rules described above also will not apply to a U.S. Holder if the holder has made a so-called QEF election, pursuant to which the holder elects to have Æterna Zentaris treated as a qualified electing fund for U.S. federal income tax purposes. However, a U.S. Holder cannot make a QEF election with respect to the Common Shares unless Æterna Zentaris provides the U.S. Holder with certain information necessary for the

    U.S. Holder to comply with certain reporting requirements. Æterna Zentaris has not provided, and does not intend to provide, this information to the U.S. Holders.

        U.S. Holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their receipt of the Special Distribution.

Information Reporting and Backup Withholding with respect to the Special Distribution

        In general, information reporting and backup withholding will apply to U.S. Holders with respect to the amount of the Special Distribution qualifying as a dividend, unless: (i) such amount is not made within the United States or through certain U.S. related financial intermediaries; (ii) the U.S. Holder is an exempt recipient (such as, a corporation); or (iii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred, or otherwise establishes an exemption from, backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. U.S. Holders are urged to consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to the Special Distribution on Common Shares.

Tax Consequences of Owning and Disposing of Atrium Subordinate Voting Shares

        As a result of the Special Distribution, current U.S. Holders of Common Shares will receive Atrium Subordinate Voting Shares. The following discusses certain U.S. federal income tax considerations arising in connection with owning and disposing of Atrium Subordinate Voting Shares.

  Future Distributions on Atrium Subordinate Voting Shares

        Subject to the discussion in the section below titled "Passive Foreign Investment Company Status of Atrium", future distributions on Atrium Subordinate Voting Shares will generally be subject to the same rules as described above under the section titled "Tax Consequences of the Special Distribution from Æterna Zentaris".

  Sale, Exchange or other Disposition of Atrium Subordinate Voting Shares

        Provided that a non-recognition provision does not apply, and subject to the discussion below under the section titled "Passive Foreign Investment Company Status of Atrium", a U.S. Holder's sale, exchange or other disposition of Atrium Subordinate Voting Shares generally will result in the recognition by such holder of capital gain or loss in an amount equal to the difference between the amount realized and the holder's tax basis in the Atrium Subordinate Voting Shares sold. This gain or loss will be long-term capital gain or loss if the Atrium Subordinate Voting Shares sold have been held for more than one year at the time of the disposition. If the U.S. Holder's holding period on the date of the disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Except in limited circumstances, any capital gain recognized by a U.S. Holder upon the disposition of Atrium Subordinate Voting Shares will be treated as U.S.-source income for U.S. foreign tax credit purposes.

  Passive Foreign Investment Company Status of Atrium

        Æterna Zentaris is not aware if Atrium has determined whether it is or has been a PFIC for U.S. federal income tax purposes. As noted above, in general, a corporation organized outside of the United States will be classified as a PFIC for U.S. federal income tax purposes for any taxable year during which either (i) 75% or more of its gross income consists of certain types of passive income, or (ii) the average value of its passive assets (generally assets that produce, or are held for the production of, passive income) is 50% or more of the average value of all of its assets. If a corporation is classified as a PFIC in any taxable year with respect to which a U.S. Holder is a shareholder, it will generally continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether it continues to meet the tests described above.

        If Atrium is classified as a PFIC, unless a U.S. Holder timely makes one of the elections described below, a special tax regime would apply to both (i) any "excess distribution", which would be such holder's share of distributions in any taxable year to the extent such distributions exceed 125% of the average annual distributions received by such holder in the three preceding taxable years or if shorter, such holder's holding period; and (ii) any gain realized on the sale or other disposition of the Atrium Subordinate Voting Shares. Under this special tax regime, any excess distribution would be treated as ordinary income and would be subject to tax as if the excess distribution or gain had been realized ratably over the U.S. Holder's holding period for the Atrium Subordinate Voting Shares. As a result of this treatment:

  •
  the amount allocated to the taxable year in which the holder realizes the excess distribution or gain would be taxed as ordinary income;

  •
  the amount allocated to each prior year, with certain exceptions, would be taxed as ordinary income at the highest applicable tax rate in effect for that year; and

  •
  the interest charge generally applicable to underpayments of tax would be imposed on the taxes deemed to have been payable in those previous years.

If Atrium is a PFIC with respect to a U.S. Holder, the rules described above would apply to such U.S. Holder unless a U.S. Holder timely makes either the Mark-to-Market Election or QEF election described in the section above titled "Passive Foreign Investment Company Status of Æterna Zentaris".

        U.S. Holders are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership of Atrium Subordinate Voting Shares, including as to the advisability of making either a Mark-to-Market or QEF Election.

  Controlled Foreign Corporation Status of Atrium

        In general, a foreign corporation is considered a controlled foreign corporation, or CFC, if "10% U.S. Shareholders" own or are deemed to own more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or the total value of all stock of such corporation. A 10% U.S. Shareholder is a United States person who owns or is deemed to own at least 10% of the total combined voting power of all classes of stock of the foreign corporation entitled to vote. Special rules apply to 10% U.S. Shareholders of a CFC. For purposes of determining whether a corporation is a CFC, shares owned include shares considered owned by application of certain constructive ownership rules. Because the attribution rules are complicated and depend on the particular facts relating to each stockholder, U.S. Holders are urged to consult with their own tax advisors regarding the application of the CFC rules. Based on Atrium's existing share ownership, it does not appear to be a CFC currently.

  Information Reporting and Backup Withholding with respect to Atrium Subordinate Voting Shares

        In general, information reporting and backup withholding will apply to U.S. Holders of Atrium Subordinate Voting Shares unless (i) the payments are not made within the United States or through certain U.S. related financial intermediaries; (ii) the U.S. Holder is an exempt recipient (such as, a corporation) or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and makes appropriate certifications, or otherwise establishes an exemption from, backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. U.S. Holders are urged to consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on Atrium Subordinate Voting Shares.

        The above discussion is only intended to provide Æterna Zentaris shareholders with a general summary. It is not a complete analysis or description of every potential U.S. federal income tax consequence or any other consequence of the Special Distribution. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, the individual circumstances of Æterna Zentaris shareholders. Moreover, this discussion does not address any non-income tax or any foreign, state or local tax consequences of the transaction. Accordingly, Æterna Zentaris shareholders should consult with their own tax advisor(s) to determine the particular U.S. federal, state, local or foreign tax consequences of the transaction to them.

OTHER IMPORTANT INFORMATION

Interest of Informed Persons in Material Transactions

        The Corporation is not aware, other than as set out below, that any of its "informed persons" has had an interest in any material transaction carried out since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries. Applicable Canadian securities legislation defines an "informed person" as meaning any one of the following: (a) a director or executive officer of a reporting issuer; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

        In February 2006, Fonds de solidarité des travailleurs du Québec (F.T.Q.) and SGF Santé Inc., each of which holds more than 10% of the outstanding Common Shares of the Corporation, exercised its right to convert its portion of a convertible loan under a loan agreement originally entered into among the Corporation, Fonds de solidarité des travailleurs du Québec (F.T.Q.) and SGF Santé Inc. in 2003, pursuant to which each of the foregoing shareholders loaned the Corporation a principal amount of $12,500,000. Upon conversion by Fonds de solidarité des travailleurs du Québec (F.T.Q.) and SGF Santé Inc. of both all principal and interest due under the convertible loan agreement, the Corporation issued to each of them 3,477,544 Common Shares in accordance with the provisions of the agreement. Following the conversion and share issuance described above, there remains no amount of indebtedness outstanding under the loan agreement.

        In addition, Fonds de solidarité des travailleurs du Québec (F.T.Q.), SGF Santé Inc. and certain of the Corporation's directors and executive officers own Common Shares. In the event shareholders adopt and approve the Reduction in Capital Resolution and the Corporation proceeds to effect the Special Distribution, such informed persons will receive their pro rata number of Distributed Shares. However, apart from their pro rata number of Distributed Shares to be received upon payment of the Special Distribution, such informed persons will not receive any extra or special benefit or advantage not shared on a proportionate basis by all holders of the Common Shares.

Auditors

        The auditors of both the Corporation and Atrium are PricewaterhouseCoopers LLP, Chartered Accountants, 2640 Laurier Boulevard, Suite 1700, Quebec City, Quebec, Canada G1V 5C2.

Additional Information

        Additional information relating to the Corporation is provided in the following documents:

  •
  the Corporation's management discussion and analysis related to the third quarter ended September 30, 2006;

  •
  the unaudited interim financial statements that were filed for the third quarter ended September 30, 2006;

  •
  the Corporation's management proxy circular dated March 15, 2006;

  •
  the Corporation's annual report for the year ended December 31, 2005, which includes its consolidated financial statements together with the accompanying auditors' report;

  •
  the Corporation's management discussion and analysis related to such annual consolidated financial statements; and

  •
  the Corporation's Annual Information Form for the year ended December 31, 2005.

        Copies of such documents may be obtained without charge by writing to Shareholder Relations of the Corporation at 1405 du Parc-Technologique Boulevard, Quebec City, Quebec, G1P 4P5.

        Certain documents referred to above are also available on the Corporation's website at www.aeternazentaris.com and all of such documents are available on SEDAR at www.sedar.com. All of the Corporation's news releases are available on its website at www.aeternazentaris.com.

Mail Service Interruption

        If there is a mail interruption prior to a shareholder mailing a completed proxy to Computershare, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta 4820–52 Street S.E. Calgary, Alberta T2B 3R2	Nova Scotia 1969 Upper Water Street Suite 2008, Purdy's Wharf, Tower II Halifax, Nova Scotia B3J 3R7	Quebec 7th Floor 1500 University Street Montréal, Quebec H3A 3S8
Ontario 11th Floor 100 University Avenue Toronto, Ontario M5J 2Y1	British Columbia 2nd Floor 510 Burrard Street Vancouver, British Columbia V6C 3B9	Manitoba 830, 201 Portage Avenue Winnipeg, Manitoba R3B 3K6

Approval of this Circular

        The contents and the sending of this Circular and the accompanying Notice of Meeting were approved by the Board.

Quebec City, Quebec, November 14, 2006.

Mario Paradis, CA
Corporate Secretary

AUDITORS' CONSENT

        We have read the Management Information Circular of Æterna Zentaris Inc. (the "Corporation") dated November 14, 2006 to consider a special resolution approving a reduction in the stated capital of the Corporation's common shares in an amount equal to the fair market value of all 11,052,996 subordinate voting shares of Atrium Biotechnologies Inc. ("Atrium") held by the Corporation up to an aggregate of $228 million.

        We consent to the incorporation by reference in the above-mentioned Management Information Circular of our report to the shareholders and Board of Directors of Atrium on the consolidated balance sheets of Atrium as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings, contributed surplus and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated February 27, 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
Quebec City, Quebec, Canada
November 14, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

        In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the change in reporting currency described in Note 2 to the annual audited consolidated financial statements of Atrium Biotechnologies Inc. incorporated by reference in the Management Information Circular of Æterna Zentaris Inc. dated November 14, 2006. Our report to the shareholders dated February 27, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
Quebec City, Quebec, Canada
November 14, 2006

SCHEDULE A

SPECIAL RESOLUTION REGARDING THE REDUCTION OF STATED CAPITAL

"BE IT RESOLVED THAT:-

  1.
  The directors of the Corporation be, and they are hereby, authorized without further action on the part of the shareholders: (i) to make a special distribution (the "Special Distribution") to shareholders, on a pro rata basis, of an aggregate amount equal to the fair market value of the 11,052,996 subordinate voting shares of the capital of Atrium Biotechnologies Inc. (the "Atrium Shares") on the Distribution Date (as hereinafter defined), the fair market value of the Atrium Shares being equal to the weighted average trading price of the Atrium Shares on the Toronto Stock Exchange during the period of ten trading days preceding the Distribution Date (or such other determination of the fair market value of the Atrium Shares as determined on a reasonable basis by the directors of the Corporation (the "Reduction in Capital Amount")), provided, however, that in no event shall the Reduction in Capital Amount exceed $228 million, the Special Distribution to be effected as a return of capital paid on the common shares of the Corporation; and (ii) to declare in such circumstances that the stated capital account maintained in respect of the common shares of the Corporation be reduced by an amount equal to the Reduction in Capital Amount pursuant to subsection 38(1) of the Canada Business Corporations Act immediately prior to the payment of the Special Distribution;

  2.
  The directors of the Corporation be, and they are hereby, granted the authority to determine: (i) the exact amount of the Special Distribution per common share and the Reduction in Capital Amount up to an aggregate maximum amount of $228 million; (ii) the exact time at which the Special Distribution will be paid and the reduction in capital will be effective (the "Distribution Date"); and (iii) the record date for determining which registered holders of the Corporation's common shares shall be entitled to receive their pro rata share of the Special Distribution;

  3.
  No fractional Atrium Shares be distributed to registered holders of the Corporation's common shares upon payment of the Special Distribution, and all such fractional shares be rounded down to the nearest whole number;

  4.
  Notwithstanding that this special resolution has been duly adopted and approved by the shareholders of the Corporation, the directors of the Corporation be, and they are hereby, authorized and empowered to revoke this special resolution at any time before it is acted upon, and to determine not to proceed with the reduction of its stated capital and the payment of the Special Distribution without further approval of the shareholders of the Corporation; and

  5.
  Any one director or officer of the Corporation be, and he/she is hereby, authorized and directed, for and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such certificates, instruments, waivers, consents, applications, agreements, amendments or other documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to, and to carry out the intent of the foregoing paragraph of this resolution and the matters contemplated thereby, such determination to be evidenced conclusively by the execution and delivery of any document or taking of any such other act or thing by any director or officer of the Corporation."

A-1

SCHEDULE B

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF ÆTERNA ZENTARIS INC.

INDEX TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction to Unaudited Pro Forma Consolidated Financial Statements	B-4
Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005 (unaudited)	B-5
Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2006 (unaudited)	B-6
Pro Forma Consolidated Balance Sheet as at September 30, 2006 (unaudited)	B-7
Notes to Pro Forma Consolidated Financial Statements	B-8

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

INTRODUCTION TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

        The following tables set forth the unaudited pro forma consolidated financial information of Æterna Zentaris Inc. ("Æterna Zentaris") for the year ended December 31, 2005, and as of and for the nine months ended September 30, 2006, giving effect to the sale of 3,485,000 Subordinate Voting Shares of the capital of Atrium Biotechnologies Inc. ("Atrium") and to the proposed Special Distribution by Æterna Zentaris to its shareholders of 11,052,996 Subordinate Voting Shares of the capital of Atrium as of January 1, 2005 for the statements of operations, and as of September 30, 2006 for the balance sheet. The unaudited pro forma consolidated financial information set forth below presents the historical financial statements of Æterna Zentaris adjusted to reflect the following:

  •
  the removal of the statements of operations and balance sheet of Atrium; and

  •
  pro forma adjustments to reflect the following transactions:

  •
  revenue from corporate services provided between Æterna Zentaris and Atrium;

  •
  promissory note payable and investments between Æterna Zentaris, a wholly-owned subsidiary of Æterna Zentaris and Atrium and related dividends paid by a wholly-owned subsidiary of Æterna Zentaris to Atrium and interest income received by Æterna Zentaris from Atrium; and

  •
  other adjustments described herein.

        The unaudited pro forma consolidated financial information below is based upon available information and assumptions that management believes are reasonable. The unaudited pro forma consolidated financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what Æterna Zentaris' financial condition or results of operations would have been had the transactions described above occurred on the dates indicated. In addition, unaudited pro forma consolidated financial information are not necessarily indicative of Æterna Zentaris' future financial condition or results of operations.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2005

(expressed in thousands of US dollars, except share and per share data)

Unaudited — See Compilation Report	Æterna Zentaris (Note 1)	Removal of Atrium (Note 2)	Pro Forma Adjustments (Note 2)		Æterna Zentaris Pro Forma
	$	$	$		$
Revenues	247,389	(200,863)	677	(a)	47,203

Operating expenses
Cost of sales	156,365	(147,960)	191	(a)	8,596
Selling, general and administrative	42,037	(27,102)	346	(a)	15,281
Research and development costs	27,605	(671)	140	(a)	27,074
R&D tax credits and grants	(633)	97			(536)
Depreciation and amortization
Property, plant and equipment	2,349	(553)			1,796
Intangible assets	5,254	(679)			4,575

	232,977	(176,868)	677		56,786

Earnings (loss) from operations	14,412	(23,995)	—		(9,583)
Other revenues (expenses)
Dividend income	—	(2,677)	2,677	(b)	—
Interest income	1,601	(293)	26	(b)	1,334
Interest expense	(9,785)	5,404	(2,658)	(b)	(7,111)
			(26)	(b)
			(46)	(b)
Foreign exchange loss	(263)	175			(88)

Earnings (loss) before income taxes	5,965	(21,386)	(27)		(15,448)

Income tax expense
Current	(5,149)	5,080	—		(69)
Future	(2,183)	1,758	—		(425)

	(7,332)	6,838	—		(494)

	(1,367)	(14,548)	(27)		(15,942)
Gain on dilution of investments	19,002	—	(19,002)	(c)	—
Non-controlling interest	(7,064)	240	6,824	(d)	—

Net earnings (loss) for the period	10,571	(14,308)	(12,205)		(15,942)

Net earnings (loss) per share
Basic	0.23				(0.35)

Diluted	0.22				(0.35)

Weighted average number of shares outstanding
Basic	46,139,814				46,139,814

Diluted	46,426,682				46,426,682

See accompanying notes to the unaudited pro forma consolidated financial statements.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2006

(expressed in thousands of US dollars, except share and per share data)

Unaudited — See Compilation Report	Æterna Zentaris (Note 1)	Removal of Atrium (Note 2)	Pro Forma Adjustments (Note 2)		Æterna Zentaris Pro Forma
	$	$	$		$
Revenues	251,760	(223,574)	576	(a)	28,762

Operating expenses
Cost of sales	165,479	(157,464)	22	(a)	8,037
Selling, general and administrative	44,209	(31,839)	530	(a)	12,900
Research and development costs	20,733	(388)	24	(a)	20,369
R&D tax credits and grants	(258)	137			(121)
Depreciation and amortization
Property, plant and equipment	2,584	(1,169)			1,415
Intangible assets	4,792	(1,318)			3,474

	237,539	(192,041)	576		46,074

Earnings (loss) from operations	14,221	(31,533)	—		(17,312)
Other revenues (expenses)
Dividend income	—	(6,985)	6,985	(b)	—
Interest income	1,414	(670)			744
Interest expense	(7,198)	12,836	(6,935)	(b)	(1,297)
Foreign exchange gain (loss)	26	(124)			(98)

Earnings (loss) before income taxes	8,463	(26,476)	50		(17,963)

Income tax expense
Current	(6,401)	6,045	—		(356)
Future	(2,425)	811	—		(1,614)

	(8,826)	6,856	—		(1,970)

	(363)	(19,620)	50		(19,933)
Loss on dilution of investments	(140)	—	140	(c)	—
Non-controlling interest	(10,144)	—	10,144	(d)	—

Net earnings (loss) for the period	(10,647)	(19,620)	10,334		(19,933)

Net loss per share
Basic	(0.21)				(0.38)

Diluted	(0.21)				(0.38)

Weighted average number of shares outstanding
Basic	51,900,754				51,900,754

Diluted	52,390,209				52,390,209

See accompanying notes to the unaudited pro forma consolidated financial statements.

PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2006

(expressed in thousands of US dollars)

Unaudited — See Compilation Report	Æterna Zentaris (Note 1)	Removal of Atrium (Note 2)	Pro Forma Adjustments (Note 2)		Æterna Zentaris Pro Forma
	$	$	$		$
ASSETS
Current assets
Cash and cash equivalents	27,623	(20,295)	45,952	(e)	53,280
Short-term investments	18,130	—			18,130
Accounts receivable
Trade	61,846	(54,133)			7,713
Other	3,216	(1,265)	1,633	(f)	3,584
Income taxes recoverable	3,345	(3,192)			153
Inventory	35,778	(29,749)			6,029
Prepaid expenses	4,552	(1,027)			3,525
Future income tax assets	2,897	(451)			2,446

	157,387	(110,112)	47,585		94,860
Property, plant and equipment	20,671	(5,932)			14,739
Deferred charges and other long-term assets	5,198	(2,979)			2,219
Intangible assets	112,715	(72,044)			40,671
Goodwill	127,194	(116,405)	(371)	(e)	10,418
Future income tax assets	8,475	(3,071)			5,404

	431,640	(310,543)	47,214		168,311

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	51,279	(41,711)	1,633	(f)	11,201
Income taxes	5,701	(255)			5,446
Balance of purchase price	17	(17)			—
Deferred revenues	5,694	(290)			5,404
Current portion of long-term debt	759	(11)			748

	63,450	(42,284)	1,633		22,799
Deferred revenues	9,401	—			9,401
Long-term debt	99,144	(98,402)			742
Employee future benefits	8,532	(219)			8,313
Future income tax liabilities	36,434	(20,063)			16,371
Non-controlling interest	77,938	—	(77,938)	(d)	—

	294,899	(160,968)	(76,305)		57,626

SHAREHOLDERS' EQUITY
Share capital	168,424	(79,266)	(147,347)	(g)	21,077
			79,266	(h)
Other Capital	5,789	(1,719)	97,690	(i)	103,479
			1,719	(h)
Deficit	(54,151)	(58,216)	30,296	(e)	(23,855)
			58,216	(h)
Cumulative translation adjustment	16,679	(10,374)	(1,605)	(e)	9,984
			(5,090)	(i)
			10,374	(h)

	136,741	(149,575)	123,519		110,685

	431,640	(310,543)	47,214		168,311

See accompanying notes to the unaudited pro forma consolidated financial statements.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2005 and for the nine months ended and as at September 30, 2006

(Unaudited — See Compilation Report)

        1.     BASIS OF PRESENTATION

  The accompanying unaudited pro forma consolidated statements of operations for the year ended December 31, 2005 and for the nine months ended September 30, 2006 and the unaudited proforma consolidated balance sheet as at September 30, 2006 of Æterna Zentaris Inc. ("Æterna Zentaris") have been prepared to give effect to the sale by Æterna Zentaris of 3,485,000 Subordinate Voting Shares of Atrium Biotechnologies Inc. ("Atrium") through a secondary offering, followed by the distribution of Æterna Zentaris' remaining interest in Atrium to its shareholders, representing 11,052,996 Subordinate Voting Shares of the capital of Atrium.

  The accompanying unaudited pro forma consolidated financial statements were derived using, and should be read in conjunction with, the following information:

  •
  the unaudited interim consolidated financial statements of Atrium as at and for the nine months ended September 30, 2006;

  •
  the audited consolidated statement of earnings of Atrium for the year ended December 31, 2005;

  •
  the unaudited interim consolidated financial statements of Æterna Zentaris as at and for the nine months ended September 30, 2006; and

  •
  the audited consolidated statement of operations of Æterna Zentaris for the year ended December 31, 2005.

  The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or financial position which would have actually resulted had the transactions described above and other pro forma adjustments been effected on the dates indicated. Furthermore, the unaudited pro forma financial information is not necessarily indicative of the results of operations nor of the financial position and presentation that may be obtained for any future date or period.

2.     SALE AND DISTRIBUTION OF ÆTERNA ZENTARIS' INVESTMENT IN ATRIUM AND OTHER RELATED ADJUSTMENTS

  As part of the transaction described elsewhere in this Circular and taking into account that Æterna Zentaris has sold 3,485,000 Subordinate Voting Shares of Atrium through a secondary offering on October 18, 2006, Æterna Zentaris intends to, subject to obtaining shareholder approval, distribute its remaining interest in Atrium to its shareholders. Atrium (TSX: ATB) is a leading developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutrition industries and encompasses both the Active Ingredients & Specialty Chemicals, and Health & Nutrition segments included in the Æterna Zentaris financial statements.

  The unaudited pro forma consolidated statements of operations reflect Æterna Zentaris' sale of 3,485,000 Subordinate Voting Shares of Atrium and the distribution of its remaining interest in Atrium to its shareholders as if each of the foregoing transactions had occurred on January 1, 2005 and accordingly reflect the removal of Atrium's results of operations included in the audited consolidated annual statement of operations and the unaudited interim consolidated statement of operations of Æterna Zentaris.

  The unaudited pro forma consolidated balance sheet as at September 30, 2006 reflects the sale and distribution of Æterna Zentaris' interest in Atrium as if it had occurred on that date and accordingly reflects the removal of the assets and liabilities of Atrium included in the unaudited interim consolidated balance sheet of Æterna Zentaris.

  The unaudited pro forma consolidated balance sheet and statements of operations also include the following pro forma adjustments:

  a)
  Adjustments to reflect corporate services provided between Æterna Zentaris and Atrium. These adjustments arise due to the change in relationship between Æterna Zentaris and Atrium subsequent to the distribution. Prior to the distribution, all revenues and expenses related to these services provided were eliminated upon consolidation in Æterna Zentaris' financial statements. Subsequent to the distribution, these revenues and expenses will be considered as third-party revenues and will not be eliminated.

  b)
  Adjustments to reflect interest and dividend amounts payable and receivable between Æterna Zentaris, a wholly-owned subsidiary of Æterna Zentaris and Atrium. These adjustments arise due to the change in relationship between Æterna Zentaris and Atrium subsequent to the distribution. Prior to the distribution, all interest expense and dividend income payable and receivable between Æterna Zentaris, a wholly-owned subsidiary of Æterna Zentaris and Atrium were eliminated upon consolidation in Æterna Zentaris' financial statements. These intercompany transactions were entered into in connection with a tax loss consolidation strategy implemented on September 15, 2005 and terminated on October 18, 2006, the date as of which Æterna Zentaris ceased being the controlling shareholder of Atrium.

  c)
  Adjustments to eliminate dilution gain and loss recognized by Æterna Zentaris in relation to its investment in Atrium. These adjustments arise from the assumption that the sale and distribution of Æterna Zentaris' entire interest in Atrium occurred as of January 1, 2005. Consequently, Æterna Zentaris would no longer have had any investment in Atrium and would not have been affected by the dilutive effect of the Initial Public Offering of Atrium on April 6, 2005 and of each subsequent issuance by Atrium of Subordinate Voting Shares.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the year ended December 31, 2005 and for the nine months ended and as at September 30, 2006

         2.     SALE AND DISTRIBUTION OF ÆTERNA ZENTARIS' INVESTMENT IN ATRIUM AND OTHER RELATED ADJUSTMENTS

  d)
  Adjustments to reflect the elimination of non-controlling interest in Æterna Zentaris. Non-controlling interest consists solely of the minority interest in Atrium. These adjustments arise from the assumption that the sale and distribution of Æterna Zentaris' entire interest in Atrium occurred on January 1, 2005. Consequently, Æterna Zentaris would no longer have had a non-controlling interest.

  e)
  Adjustments to reflect the sale of 3,485,000 Subordinate Voting Shares of Atrium, at a price of CAN$ 15.80, through a secondary offering, less underwriters' fees and related transaction fees and to reflect, as a reduction of deficit, the corresponding gain on disposition, taking into account the related cumulative translation adjustments and Atrium-related goodwill.

  f)
  Adjustments to reflect the elimination of receivables and payables between Æterna Zentaris and Atrium. These adjustments arise due to the change in relationship between Æterna Zentaris and Atrium subsequent to the distribution. Prior to the distribution, all receivables and payables between Æterna Zentaris and Atrium were eliminated upon consolidation in Æterna Zentaris' financial statements. Subsequent to the distribution, receivables and payables between Æterna Zentaris and Atrium will be considered as third- party receivables and will not be eliminated.

  g)
  Adjustments to reflect the reduction of the share capital by an amount representing the fair value of Æterna Zentaris' interest in Atrium, being 11,052,996 Shares as at September 30, 2006. The closing price of Atrium's Subordinate Voting Shares on the Toronto Stock Exchange on September 29, 2006 was $14.90 and, on such date, the Canadian dollar expressed in U.S. dollars based on the closing exchange rate of the Bank of Canada was US$0.8947.

  h)
  Adjustments to eliminate the effect of the removal of Atrium shareholders' equity accounts not included in the column "Æterna Zentaris".

  i)
  Adjustments to reflect the difference between the fair value of Æterna Zentaris' interest in Atrium, recorded as a reduction of share capital and the net book value of the investment in Atrium, taking into account the related cumulative translation adjustments and Atrium-related goodwill.

AETERNA ZENTARIS INC.	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

  Form of Proxy — Special Meeting to be held on December 15, 2006 at 10:30 a.m. (E.S.T.)

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation, a partnership, a trust or another individual, you may be required to provide documentation evidencing your authority to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted for or against, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting and the Management Information Circular accompanying this Form of Proxy or other matters that may properly come before the meeting.

8.
This proxy should be read in conjunction with the accompanying documentation provided by Management.

        Proxies submitted must be received by 5 p.m. (E.S.T.), on December 13, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation, a partnership, a trust or securities being voted on behalf of another individual.
 Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder

I/We, being holder(s) of AETERNA ZENTARIS INC. (the "Corporation"), hereby appoint:

Mr. Éric Dupont, Executive Chairman, Quebec, Canada, or failing this person, Mr. Gilles Gagnon, President and Chief Executive Officer, Quebec, Canada	OR	Print the name of the person you are appointing if this person is other than the Management Nominees listed herein. someone as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of the Corporation to be held at the Hotel Le Château Bonne Entente, 3400 chemin Ste-Foy, Quebec City, Quebec, Canada G1X 1S6, on Friday, December 15, 2006 at 10:30 a.m. (E.S.T.) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
To consider and, if deemed advisable, to adopt and approve, with or without variation, a special resolution in the form reproduced at Schedule A to the Management Information Circular accompanying this Form of Proxy approving a reduction in the stated capital of the common shares of the Corporation up to an aggregate amount of Cdn$228 million in an amount equal to the fair market value of the 11,052,996 subordinate voting shares of the capital of Atrium Biotechnologies Inc. held by the Corporation, for the purpose of effecting a special distribution in kind of all 11,052,996 subordinate voting shares of the capital of Atrium Biotechnologies Inc. held by the Corporation.	☐	☐

Authorized Signature(s) — This section must be completed Signature(s) Date for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.
Date: November 22, 2006
	By:	/s/ MARIO PARADIS Mario Paradis Vice-President, Finance, Administration and Corporate Secretary

QuickLinks

DOCUMENTS INDEX
TABLE OF CONTENTS
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
SUMMARY
GLOSSARY
MANAGEMENT INFORMATION CIRCULAR
INFORMATION CONCERNING VOTING AT THE MEETING
THE SPECIAL DISTRIBUTION
ABOUT ATRIUM BIOTECHNOLOGIES INC.
RISK FACTORS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
OTHER IMPORTANT INFORMATION
AUDITORS' CONSENT
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
SCHEDULE A SPECIAL RESOLUTION REGARDING THE REDUCTION OF STATED CAPITAL
SCHEDULE B UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF ÆTERNA ZENTARIS INC.
INDEX TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
INTRODUCTION TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS For the year ended December 31, 2005 (expressed in thousands of US dollars, except share and per share data)
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS For the nine months ended September 30, 2006 (expressed in thousands of US dollars, except share and per share data)
PRO FORMA CONSOLIDATED BALANCE SHEET As at September 30, 2006 (expressed in thousands of US dollars)
SIGNATURE